   As Filed with the Securities and Exchange Commission on February 28, 2003
================================================================================
                                                 Registration File No. 333-72596
                                                                       811-04235

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 ---------------

                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [_]

                       PRE-EFFECTIVE AMENDMENT NO.                           [_]

                       POST-EFFECTIVE AMENDMENT NO. 3                        [X]

                                     and/or

               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                       ACT OF 1940                                           [_]

                       AMENDMENT NO. 1                                       [X]

                        (Check appropriate box or boxes.)

                         MONY AMERICA VARIABLE ACCOUNT L
                           (Exact name of registrant)

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                               (Name of depositor)
                                  1740 Broadway
                            New York, New York 10019
              (Address of depositor's principal executive offices)
        Depositor's Telephone Number, including Area Code: (212) 708-2000

        Haroula K. Ballas, Esq.                          Copy to:
         Counsel - Operations                      Stephen E. Roth, Esq.
      MONY Life Insurance Company             Sutherland Asbill & Brennan LLP
             1740 Broadway                    1275 Pennsylvania Avenue, N.W.
       New York, New York 10019                 Washington, DC 20004-2415
(Name and address of agent for service)

It is proposed that this filing will become effective (check appropriate box)
     [_] immediately upon filing pursuant to paragraph (b).
     [_] on ___________ pursuant to paragraph (b).
     [_] 60 days after filing pursuant to paragraph (a)(1).
     [X] on May 1, 2003 pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                                 ---------------

                      Title of Securities Being Registered:
 Units of Interest in a Separate Account under Flexible Variable Life Insurance
                                    Contracts

                         MONY AMERICA VARIABLE ACCOUNT L
                                   PROSPECTUS
                            DATED MAY 1, 2003 FOR THE
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                                    Issued by
                     MONY Life Insurance Company of America
                                  1740 Broadway
                            New York, New York 10019

This prospectus describes an individual flexible premium variable life insurance policy offered by MONY Life Insurance Company of America ("we," "us," "our," or the "Company"). The Policy provides life insurance protection and premium flexibility.

We offer two death benefit options under the Policy. We guarantee that your death benefit will never be less than the amount specified in your Policy adjusted by any requested increases or decreases in your insurance protection, and less any debt you owe us.

Investments (premium payments) may accumulate on a variable basis, fixed basis, or both. If you choose the variable option, we will invest your premium payments in your choice of subaccounts of our variable account. Each subaccount invests in shares of the following portfolios:

The Alger American Fund

[ ]   Alger American Balanced Portfolio
[ ]   Alger American MidCap Growth

Enterprise Accumulation Trust

[ ]   Equity Income Portfolio
[ ]   Global Socially Responsive Portfolio
[ ]   Growth Portfolio
[ ]   Growth and Income Portfolio
[ ]   Managed Portfolio
[ ]   Multi-Cap Growth Portfolio
[ ]   Small Company Growth Portfolio
[ ]   Small Company Value Portfolio
[ ]   Total Return Portfolio

INVESCO Variable Series Funds, Inc.

[ ]   INVESCO VIF - Financial Services Fund
[ ]   INVESCO VIF - Health Sciences Fund
[ ]   INVESCO VIF - Telecommunications Fund

Janus Aspen Series

[ ]   Capital Appreciation Portfolio
[ ]   Flexible Income Portfolio
[ ]   International Growth Portfolio

Lord Abbett Series Fund

[ ]   Bond-Debenture Portfolio
[ ]   Growth and Income Portfolio
[ ]   Mid-Cap Value Portfolio

MFS Variable Insurance Trust (Initial Class)

[ ]   MFS Mid Cap Growth Series
[ ]   MFS New Discovery Series
[ ]   MFS Total Return Series
[ ]   MFS Utilities Series

MONY Series Fund, Inc.

[ ]   Government Series Portfolio
[ ]   Long Term Bond Portfolio
[ ]   Money Market Portfolio

PBHG Insurance Series Fund

[ ]   PBHG Mid-Cap Value
[ ]   PBHG Select Value

PIMCO Variable Insurance Trust

[ ]   Global Bond Portfolio
[ ]   Real Return Portfolio
[ ]   StocksPLUS Growth and Income Portfolio

The Universal Institutional Funds, Inc.

[ ]   Emerging Markets Equity Portfolio
[ ]   Global Value Equity Portfolio
[ ]   U.S. Real Estate Portfolio


You bear the investment risk if you allocate your premium payments to the variable account.

If you choose the fixed option, we will invest your premium payments in the guaranteed interest account where your payments will grow at the rate of at least 4.0% annually. We take the investment risk of premium payments allocated to the guaranteed interest account.

The amount of life insurance may, and your Policy's value will, depend on the investment experience of the options you choose.

If you already own a life insurance policy, it might not be to your advantage to replace your existing insurance coverage with this Policy or to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy.

An investment in this Policy is not a bank deposit. Neither the U.S. government nor any governmental agency insures or guarantees your investment in the Policy.

The Securities and Exchange Commission has not approved or disapproved this Policy or determined that this prospectus is accurate or complete. Anyone who tells you otherwise is committing a federal crime.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

BENEFIT AND RISK SUMMARY ....................................................  1
 POLICY BENEFITS ............................................................  1
   Life Insurance Protection for Your Beneficiaries .........................  1
   Cash Benefits ............................................................  1
   Variety of Investment Options ............................................  2
   Dollar-Cost Averaging ....................................................  2
   Portfolio Rebalancing ....................................................  2
   Supplemental Insurance Benefits ..........................................  3
 POLICY RISKS ...............................................................  3
   Possible Adverse Tax Consequences ........................................  3
   Policy Termination .......................................................  3
   Partial Surrender Limitations ............................................  3
   Effects of Policy Loans ..................................................  3
   Policy Only is Suited for Long-Term Investment ...........................  4
 PORTFOLIO RISKS ............................................................  4
 FEE TABLE ..................................................................  5
ILLUSTRATIONS ............................................................... 16
MONY LIFE INSURANCE COMPANY OF AMERICA ...................................... 18
MONY AMERICA VARIABLE ACCOUNT L ............................................. 18
   Changes To The Variable Account .......................................... 18
THE PORTFOLIOS .............................................................. 19
 Equity Subaccount .......................................................... 22
   Your Right To Vote Portfolio Shares ...................................... 23
   Disregard Of Voting Instructions ......................................... 23
THE GUARANTEED INTEREST ACCOUNT ............................................. 23
THE POLICY .................................................................. 24
   Applying For A Policy .................................................... 24
   Temporary Insurance Coverage ............................................. 25
   Backdating ............................................................... 26
   Owner .................................................................... 26
   Canceling The Policy ..................................................... 26
PREMIUMS .................................................................... 26
   General .................................................................. 26
   Initial Premium .......................................................... 26
   Tax-Free "Section 1035" Exchanges ........................................ 27
   Scheduled Premiums ....................................................... 27
   Electronic Payments ...................................................... 28
   Unscheduled Premiums ..................................................... 28
   Repayment Of Outstanding Debt ............................................ 28
   Allocating Premiums ...................................................... 28
HOW YOUR FUND VALUE VARIES .................................................. 29
   Fund Value ............................................................... 29
   Cash Value ............................................................... 29

   Subaccount Values ......................................................   29
   Subaccount Unit Value ..................................................   29
   Guaranteed Interest Account Value ......................................   30
TRANSFERS .................................................................   30
   Transfers By Third Parties .............................................   31
DEATH BENEFITS ............................................................   31
   Amount Of Death Benefit Proceeds Payable ...............................   31
   Death Benefit Options ..................................................   31
   Changing Death Benefit Options .........................................   33
   Changing The Specified Amount ..........................................   34
   Increases ..............................................................   34
   Decreases ..............................................................   34
OTHER OPTIONAL INSURANCE BENEFITS .........................................   35
   Term Life Term Rider ...................................................   36
   Additional Term Life Insurance Rider ...................................   36
   Guaranteed Death Benefit to Age 100 Rider ..............................   36
BENEFITS AT MATURITY ......................................................   36
SURRENDERS AND PARTIAL SURRENDERS .........................................   37
   Surrenders .............................................................   37
   Partial Surrenders .....................................................   37
   Effect Of Partial Surrenders On Fund Value And Death Benefit Proceeds ..   37
LOANS .....................................................................   38
   Effects Of Policy Loans ................................................   39
TERMINATION ...............................................................   39
   General ................................................................   39
   Special Rules For First Three Policy Years .............................   40
   Amounts You Must Pay To Keep Your Policy ...............................   40
   Your Policy Will Remain In Effect During The Grace Period ..............   41
   Reinstatement ..........................................................   41
PAYMENTS AND TELEPHONE TRANSACTIONS .......................................   42
   Telephone Transactions .................................................   43
CHARGES AND DEDUCTIONS ....................................................   43
   Deductions From Premium Payments .......................................   44
   Deductions From The Variable Account ...................................   44
   Deductions From Fund Value - The Monthly Deduction .....................   45
   Transaction Charges ....................................................   47
TAX CONSIDERATIONS ........................................................   48
   Modified Endowment Contracts ...........................................   48
   Policies Which Are Not Modified Endowment Contracts ....................   49
   Charge For Company Income Taxes ........................................   50
OTHER POLICY INFORMATION ..................................................   50
   Exchange Privilege .....................................................   50
   Assignment .............................................................   50
   Settlement Options .....................................................   50
   Misstatement of Age or Sex .............................................   51
   Suicide Exclusion ......................................................   51

   Incontestability .......................................................   51
   Other Changes To Your Policy ...........................................   51
ADDITIONAL INFORMATION ....................................................   52
   Sale Of The Policies ...................................................   52
   Other Information ......................................................   53
   Legal Proceedings ......................................................   53
POLICY ILLUSTRATIONS ......................................................   53
PERFORMANCE INFORMATION ...................................................   53
FINANCIAL STATEMENTS ......................................................   54
GLOSSARY ..................................................................   55
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS .....................   57

--------------------------------------------------------------------------------
                            BENEFIT AND RISK SUMMARY
--------------------------------------------------------------------------------

This summary provides with a brief overview of the benefits and risks associated with the Policy. You should read the entire prospectus before purchasing the Policy. Important details regarding the Policy are contained in other sections of this Prospectus. Please consult your agent and refer to your Policy for details. If you are already entitled to favorable tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. For your convenience, we have defined certain terms we use in the Glossary at the end of the Prospectus.

POLICY BENEFITS

LIFE INSURANCE PROTECTION FOR YOUR BENEFICIARIES

..        The Policy provides a means for you to accumulate life insurance that can pass free of federal and state income taxes to your Beneficiaries.

..        We will pay your Beneficiary a Death Benefit after the death of the last Insured while this Policy is in effect. There are three decisions you must make about the death benefit. First, when you apply for your Policy, you must decide how much life insurance coverage (the Specified Amount) you need on the Insured's life. Second, you must choose a Death Benefit option. Finally, you must decide which death benefit compliance test you would like - the Cash Value Accumulation Test (this test generally will not limit the amount you pay into the Policy, or the Guideline Premium/Cash Value Corridor Test (this test generally results in greater Death Benefit amount).

..        We offer two Death Benefit options. Under Option 1, the Death Benefit equals the greater of: (a) the Specified Amount in force on the date of the Insured's death; or (b) the Fund Value on the date of death multiplied by a death benefit percentage. Under Option 2, the Death Benefit equals the greater of: (a) the Specified Amount in force on the date of the Insured's death plus Fund Value on the date of the Insured's death; or (b) the Fund Value on the date of death multiplied by a death benefit percentage.

..        You may change the Specified Amount and the Death Benefit Option that you selected.

..        During the grace period, your Policy (including the Death Benefit) will remain in effect subject to certain conditions. See "Termination."

CASH BENEFITS

..        You may borrow against your Policy for up to 90% of your Policy's Cash
         Value. If you do, we will transfer an amount equal to the loan from the Subaccounts and the Guaranteed Interest Account to the Loan Account as collateral for the loan. We charge interest on the loan, and we credit interest on amounts in the Loan Account. We deduct Outstanding Debt (i.e., the amount of your loan plus interest due) from Death Benefit proceeds and from the amount you receive at surrender. A loan may have tax consequences.

o You may request a partial surrender at any time before the maturity date. Partial surrenders must be for at least $500. A partial surrender may decrease the Specified Amount and may decrease your Death Benefit. Also, a partial surrender may have tax consequences.

o While the Insured is alive, you can surrender your Policy at any time for its Cash Value. A surrender charge may apply. A surrender may have tax consequences.

o If the Insured is alive on the maturity date, we will pay the Cash Value to the Owner unless you elected to defer the maturity date under the provisions of the Maturity Extension Rider or the Enhanced Maturity Extension Rider.

o You decide how we pay proceeds under the Policy. We may pay the Cash Value and the Death Benefit proceeds as a lump sum or under one of our settlement options.

VARIETY OF INVESTMENT OPTIONS

o You may allocate your net premiums (your premium payment less the deductions we take) among the Subaccounts and the Guaranteed Interest Account.

o The Subaccounts invest in a wide variety of Funds that cover a broad spectrum of investment objectives and risk tolerances. Amounts invested in the Subaccounts will go up and down in value depending on the investment experience of the Fund portfolio in which the Subaccount invested.

o The Guaranteed Interest Account is part of our General Account. We will credit interest of at least 4.0% annually on amounts invested in the Guarantee Interest Account.

o As your needs or financial goals change, you can change your investment mix. You may transfer Fund Value among any of the Subaccounts or between the Subaccounts and the Guaranteed Interest Account while continuing to defer current income taxes.

DOLLAR-COST AVERAGING

o Under our dollar-cost averaging program, you may transfer Policy Values on a monthly or quarterly basis from any Investment Option to any other Investment Option through written request or other method acceptable to us. By investing on the same amount on a regular basis, you do not have to worry about timing the market. This strategy, however, does not guarantee that any Fund will gain in value, and does not protect against a decline in value if market prices fall.

PORTFOLIO REBALANCING

o Our portfolio rebalancing program can help prevent a well-conceived investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages you originally selected to shift. With this program, you may instruct us to periodically reallocate values in your Policy. The program does not guarantee an investment gain or protect against an investment loss.

SUPPLEMENTAL INSURANCE BENEFITS

o You may add additional insurance and other benefits to your Policy by rider. Please see "Other Benefits" for a description of the other optional benefits that we offer.

POLICY RISKS

POSSIBLE ADVERSE TAX CONSEQUENCES

o We expect that the Policy will generally be deemed a life insurance contract under federal tax law, and that the death benefit paid to the beneficiary will generally not be subject to federal income tax. However, due to lack of guidance, there is less certainty in this regard with respect to Policies issued on a substandard basis.

o Depending on the total amount of premiums you pay, there is a possibility that your Policy could be treated as a modified endowment contract (MEC) under federal tax laws. If this occurs, partial or full surrenders, as well as Policy loans, will be taxed as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on certain partial or full surrenders and loans taken before you reach 59 1/2. If the Policy is not treated as a MEC, full and partial surrenders will not be subject to tax to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, which subject to tax as ordinary income, will not be subject to penalty tax. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

POLICY TERMINATION

o If the value of your Policy can no longer cover the Policy's monthly charges and any loan interest due, your Policy will be in default and a grace period will begin. There is a risk that if partial surrenders, loans, and charges reduce your Cash Value to too low an amount and/or if the investment experience of your selected Subaccounts is unfavorable, then your Policy could terminate. In that case, you will have a 61-day grace period to make a sufficient payment. If you do not make a sufficient payment before the grace period ends, you Policy will terminate without value; all rights and benefits under your Policy, including your insurance coverage, will end. After termination, you may reinstate your Policy within five years subject to certain conditions.

PARTIAL SURRENDER LIMITATIONS

o The minimum partial surrender amount is $500 (plus the applicable partial surrender fee). Partial surrenders may reduce the Death Benefit and the Specified Amount in your Policy, and will reduce the Fund Value of your Policy. Federal income taxes and a penalty tax may apply to partial surrenders.

EFFECTS OF POLICY LOANS

o A Policy loan, whether or not repaid, will affect your Policy's Fund Value over time because we transfer the amount of the loan from the Subaccounts and/or the Guaranteed Interest Account to the Loan Account and hold it as collateral. We then credit a fixed interest rate to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts and does not participate in the interest credited to the Guaranteed Interest Account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the performance of the Subaccounts and the extent, if any, of the difference in the interest rates credited to the Guaranteed Interest Account and the Loan Account, the effect could be favorable or unfavorable.

         A Policy loan also reduces Death Benefit proceeds. A loan could make it more likely that a Policy would terminate. There is a risk if the loan reduces your Cash Value to too low an amount and investment experience is unfavorable, that the Policy will lapse, resulting in adverse tax consequences. You must submit a sufficient payment during the grace period to avoid the Policy's termination without value and the end of insurance coverage.

POLICY ONLY IS SUITED FOR LONG-TERM INVESTMENT

o We designed the Policy to meet long-term financial goals. You should not purchase this Policy if you intend to surrender all or part of your Fund Value in the near future. Please note, if you surrender your Policy in the early Policy Years, the surrender charge may be significant.

PORTFOLIO RISKS

The value of your Policy is tied to the investment performance of the Fund portfolios and allocation percentages you choose. If those portfolios perform poorly, the value of your Policy will decrease. Values allocated to the portfolios are not guaranteed. Because we continue to deduct charges from Fund Value, if investment results are too low, the Cash Value of your Policy may fall to zero. In that case, the Policy will terminate without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a termination during the 61-day grace period. On the other hand, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, you may be able to draw upon Fund Value through partial surrenders and Policy loans. Poor investment performance may also lower the amount of the death benefit payable under the Policy. The Funds provide a comprehensive description of the risks of each portfolio in their prospectuses.

FEE TABLE

The following tables describe the fees and expenses an Owner may pay when buying, owning, and surrendering the Policy. If the amount of the charge depends on the personal characteristics of the Insured, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of an Insured with the characteristics set forth below. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that you may pay when buying the Policy, paying premiums, surrendering the Policy, transferring Fund Value between the Subaccounts and the Guaranteed Interest Account, or taking a loan.

--------------------------------------------------------------------------------------------------------------------------
                                                       TRANSACTION FEES
--------------------------------------------------------------------------------------------------------------------------
             Charge                  When Charge is Deducted                         Amount Deducted
---------------------------------- ----------------------------- ---------------------------------------------------------
                                                                       Guaranteed Charge              Current Charge
---------------------------------- ----------------------------- ------------------------------- -------------------------
Sales Charge Imposed on Premiums   Upon receipt of each
                                   premium payment
..    Minimum and Maximum
     Charge/1/                                                   0.5% to 4% of premiums paid     0.5% to 4% of premiums
                                                                                                 paid

..    Charge for a male
     Insured, issue age 35,                                      4% of premiums paid             4% of premiums paid
     preferred, non-smoker,
     Specified Amount of
     $250,000, 0 years after
     Policy issue,
     non-individual qualified
     plan
---------------------------------- ----------------------------- ------------------------------- -------------------------
Premium Tax Charge/2/              Upon receipt of each          2.25% of premiums paid          2.25% of premiums paid
                                   premium payment

---------------------------------- ----------------------------- ------------------------------- -------------------------
DAC Tax Charge/2/                  Upon receipt of each
                                   premium payment

..                                                                1.25% of premiums paid          1.25% of premiums
                                                                                                 paid/3/

..
---------------------------------- ----------------------------- ------------------------------- -------------------------

                                        5

--------------------------------------------------------------------------------------------------------------------------
                                                       TRANSACTION FEES
--------------------------------------------------------------------------------------------------------------------------
             Charge                  When Charge is Deducted                         Amount Deducted
---------------------------------- ----------------------------- ---------------------------------------------------------
                                                                       Guaranteed Charge              Current Charge
---------------------------------- ----------------------------- ------------------------------- -------------------------
Surrender Charge/4/                Upon surrender of the
                                   Policy

                                                                 $2.88 to $50.18 per $1,000      $2.88 to $50.18 per
..    Minimum and Maximum                                         Specified Amount of Fund        $1,000 Specified Amount
     Charge/5/                                                   Value surrendered               of Fund Value
                                                                                                 surrendered

..    Charge for a 35 year                                        $5.80 per $1,000 Specified      $5.80 per $1,000
     old male, preferred,                                        Amount of Fund Value            Specified Amount of
     non-smoker, Specified                                       surrendered                     Fund Value surrendered
     Amount of $250,000, 0 years
     after Policy issue,
     non-individual qualified
     plan
---------------------------------- ----------------------------- ------------------------------- -------------------------
Partial Surrender Fee              Upon a partial surrender of   $10                             $10
                                   the Policy
---------------------------------- ----------------------------- ------------------------------- -------------------------
Transfer Fee                       Upon transfer of Fund Value   $25 for each transfer of Fund   We currently do not
                                                                 Value after the 12th transfer   assess this charge
                                                                 in a Policy Year
---------------------------------- ----------------------------- ------------------------------- -------------------------
Loan Interest Spread               On each policy anniversary    .75% of Fund Value in the       .75% of Fund Value in the
                                   after a loan is taken, or     in the Loan Account for         Loan Account for Policy
                                   upon death, surrender, or     Policy years 1-10 (.25%         years 1-10 (.25% in
                                   lapse, if earlier             in Policy years 11+)            Policy years 11+)
---------------------------------- ----------------------------- ------------------------------- -------------------------

/1/ The minimum guaranteed and current sales charge assumes a Specified Amount of $500,000 or more and that 11 or more years have passed since the Policy was issued. The maximum guaranteed and current sales charge assumes a Specified Amount of less than $500,000 and that 10 or less years have passed since the Policy was issued. Different rules apply in New Jersey: the sales charge is 4% for all Policy years where the Specified Amount in force is less than $500,000 and 2% for all Policy years when the Specified Amount plus any term life insurance in force is $500,000 or more.

/2/ We reserve the right to increase or decrease the current or maximum charge for taxes resulting from a change in tax law or from any change in the relevant tax cost to us.

/3/ We do not assess this charge if you purchased the Policy in connection with an individual qualified plan or in other situations where the premiums received are not subject to this tax.

/4/ The surrender charge varies based on the Insured's issue age, gender, smoking status, risk class, and number of years since Policy issue or any increases in Specified Amount. The surrender charge grades to zero over 15 years for Insured's with an issue age of less than 75 (and over 10 years for Insured's with an issue age over 75). Please see your Policy for more information about the surrender charge that applies to your Policy. You may obtain more information about your surrender charge from your agent or by contacting us at the address noted on the cover page of this prospectus.

/5/ The minimum guaranteed and current surrender charge is based on an Insured with the following characteristics: female, issue age 0, surrendering in Policy year 1; the maximum guaranteed and current surrender charge is based on an Insured with the following characteristics: male, standard, non-smoker, age 85, surrendering in Policy year 1.

The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

--------------------------------------------------------------------------------------------------------------------------
                                PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------------------------------------------------
             Charge                   When Charge is Deducted                         Amount Deducted
---------------------------------- ------------------------------ --------------------------------------------------------
                                                                        Guaranteed Charge             Current Charge
---------------------------------- ------------------------------ ------------------------------- ------------------------
Cost of Insurance Charge/6/        On Policy Date and each
                                   Monthly Anniversary Day

..    Minimum and Maximum
     Charge/7/                                                   $.06 to $83.33 per $1,000 of    $.01 to $21.27 per
                                                                 amount at risk                  $1,000 of amount at
                                                                                                 risk

..    Charge for a 35 year
     old male, preferred,                                        $.14 per $1,000 of amount at    $.07 per $1,000 of
     non-smoker, Specified                                       risk                            amount at risk
     Amount of $250,000, 0 years
     after Policy issue,
     non-individual qualified
     plan
---------------------------------- ------------------------------ ------------------------------- ------------------------
Administrative Charge              On Policy Date and each       $5.00                           $5.00
                                   Monthly Anniversary Day
---------------------------------- ------------------------------ ------------------------------- ------------------------
Per $1,000 of Specified Amount     On Policy Date and each
Charge/8/                          Monthly Anniversary Day
                                   during first 10 Policy Years
                                   and for 10 years following
                                   an increase in Specified
                                   Amount

..    Minimum and Maximum                                         $.07 to $.28 per $1,000         $.07 to $.28 per
     Charge/9/                                                   Specified Amount                $1,000 Specified Amount

..    Charge for a 35 year                                        $.08 per $1,000 Specified       $.08 per $1,000
     old male, preferred                                         Amount                          Specified Amount
     non-smoker, Specified
     Amount of $250,000, 0 years
     after Policy issue,
---------------------------------- ------------------------------ ------------------------------- ------------------------

--------------------------------------------------------------------------------------------------------------------------
                                PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------------------------------------------------
             Charge                   When Charge is Deducted                         Amount Deducted
---------------------------------- ------------------------------ --------------------------------------------------------
                                                                        Guaranteed Charge             Current Charge
---------------------------------- ------------------------------ ------------------------------- ------------------------
and non-individual qualified plan
---------------------------------- ------------------------------ ------------------------------- ------------------------
Mortality and Expense Charge       Daily                          0.000959% (0.35% annually) of   0.000959% (0.35%
                                                                  Fund Value in each Subaccount   annually) of Fund
                                                                                                  Value in each Subaccount
---------------------------------- ------------------------------ ------------------------------- ------------------------

/6/ The cost of insurance charge, the cost of insurance charge for the Term Life Term Rider, and the cost of insurance charge for the Additional Term Life Insurance Rider vary based on the Insured's issue age [or age on date of increase], gender, and risk class and the duration of the Policy. The cost of insurance charge shown the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the guaranteed cost of insurance that applies to your Policy. You may obtain more information about your cost of insurance charge from your agent or by contacting us at the address noted on the cover page of this prospectus.

/7/ The minimum guaranteed cost of insurance charge assumes an Insured with the following characteristics: female, smoker, standard, issue age 4, and 0 years since Policy issue; the minimum current cost of insurance charge assumes an Insured with the following characteristics: female, non-smoker, preferred, Specified Amount less than $250,000, issue age 3, and 0 years since Policy issue; the maximum guaranteed cost of insurance charge is based on all Insureds attained age 99; the maximum current cost of insurance charge assumes an Insured with the following characteristics: male, smoker, standard, Specified Amount less than $250,000, issue age 85, and 14 years since Policy issue.

/8/ The $1,000 Specified Amount charge varies based on the Insured's issue age (or age on date of increase) gender, risk class, and Specified Amount. The Per $1,000 of Specified Amount Charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the per $1,000 Specified Amount charge that applies to your Policy. You may obtain more information about your per $1,000 Specified Amount charge from your agent or by contacting us at the address noted on the cover page of this prospectus.

/9/ The minimum guaranteed and current charge per $1,000 Specified Amount assumes an Insured at age 0 at the time of Policy issue; the maximum guaranteed and current charge per $1,000 Specified Amount assumes an Insured at age 85 at the time of Policy issue with a Specified Amount of less than $500,000.

                                      * * *

--------------------------------------------------------------------------------------------------------------------------
                                                 OPTIONAL RIDER CHARGES
--------------------------------------------------------------------------------------------------------------------------
               Rider                   When Charge is Deducted                        Amount Deducted
------------------------------------ -------------------------- ----------------------------------------------------------
                                                                       Guaranteed Charge              Current Charge
------------------------------------ -------------------------- -------------------------------- -------------------------
Cost of Insurance Charge for Term      On date of issuance of
Life Term Rider/6/                     rider and each Monthly
                                       Anniversary Day

..    Minimum and Maximum                                         $.08 to $10.45 per $1,000 of    $.04 to $6.59 per
     Charge/10/                                                  term insurance                  $1,000 of term insurance

..    Charge for a 35 year old                                    $0.14 per $1,000 of term        $.07 per $1,000 of term
     male, preferred, non-smoker,                                insurance                       insurance
     Specified Amount of $250,000,
     0 years since Policy issue,
     non-individual qualified plan
------------------------------------ -------------------------- -------------------------------- -------------------------
Cost of Insurance Charge for           On issuance of rider and
Additional Term Life Insurance         each Monthly Anniversary
Rider/6/                               Day

..    Minimum and Maximum                                         $.08 to $83.33 per $1,000 of    $.01 to $23.63 per
     Charge/11/                                                  term insurance                  $1,000 of term insurance

..    Charge for a 35 year old                                    $0.14 per $1,000 of term        $0.04 per $1,000 of
     male, non-smoker, 0 years                                   insurance                       term insurance
     from the issue date of the
     rider
------------------------------------ -------------------------- -------------------------------- -------------------------
Enhanced Maturity Extension Rider/12/  On issuance of rider, and each Monthly
                                       Anniversary Day
..    Minimum and Maximum                                         $.01 per $1,000 Specified       $.01 per $1,000
     Charge/13/                                                  Amount plus term insurance      Specified Amount plus
                                                                                                 term insurance

..    Charge for a 35 year old                                    $.01 per $1,000 Specified       $.01 per $1,000
     male, non-smoker with a                                     Amount plus term insurance      Specified Amount plus
     Specified Amount and term                                                                   term insurance
     insurance in force of
     $250,000, and 0 years from
     the issue date of the rider
------------------------------------ -------------------------- -------------------------------- -------------------------

                                        9

--------------------------------------------------------------------------------------------------------------------------
                                                 OPTIONAL RIDER CHARGES
--------------------------------------------------------------------------------------------------------------------------
               Rider                   When Charge is Deducted                        Amount Deducted
------------------------------------ -------------------------- ----------------------------------------------------------
                                                                       Guaranteed Charge               Current Charge
------------------------------------ --------------------------    --------------------------------  -------------------------
Maturity Extension Rider             No charge                                    0                            0
------------------------------------ --------------------------    --------------------------------  -------------------------
Guaranteed Death Benefit to Age      On issuance of rider and       [To Be Added]                     [To Be Added]
100 Rider/14/                        each Monthly Anniversary
                                     Day during the Guarantee
                                     Period

..    Minimum and Maximum
     Charge/15/

..    Charge for a [age] year
     old, [sex and risk class]
     with a Specified Amount of
     $-----
------------------------------------ --------------------------    --------------------------------  -------------------------
Spouse's Yearly Renewable Term       On issuance of rider and
Rider/16/                            each Monthly Anniversary
                                     Day

..    Minimum and Maximum                                            $0.7 to $3.23 per $1,000 of       $0.7 to $3.23 per
     Charge/17/                                                     term insurance                    $1,000 of term insurance

..    Charge for a 35 year old                                       $0.12 per $1,000 of term          $0.12 per $1,000 of
     female, non smoker,                                            insurance                         term insurance
     preferred, Specified Amount
     in force of $250,000, 0 years
     from the issue date of the
     rider
------------------------------------ --------------------------    --------------------------------  -------------------------
Accidental Death and Dismemberment   On issuance of rider and on
Rider/18/                            each Monthly Anniversary Day
                                     until the policy anniversary
                                     following the 70th birthday of
                                     the Insured. For issue ages
                                     under 5, charges commence with
                                     the policy anniversary
                                     following the 5th birthday.
------------------------------------ ---------------------------   -------------------------------  -------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                 OPTIONAL RIDER CHARGES
--------------------------------------------------------------------------------------------------------------------------
               Rider                   When Charge is Deducted                        Amount Deducted
------------------------------------ -------------------------- ----------------------------------------------------------
                                                                       Guaranteed Charge              Current Charge
------------------------------------ -------------------------- -------------------------------- -------------------------
..    Minimum and Maximum                                          $0 to $0.17 per $1,000 of       $0 to $0.17 per $1,000
     Charge/19/                                                   accidental death and            of accidental death and
                                                                  dismemberment insurance         dismemberment insurance


..    Charge for a 35 year old                                     $0.09 per $1,000 of accidental  $0.09 per $1,000 of
                                                                  death and dismemberment         accidental death and
                                                                  insurance                       dismemberment insurance

------------------------------------ -------------------------- -------------------------------- -------------------------
Purchase Option Rider/18/            On issuance of rider and
                                     on each Monthly
                                     Anniversary Day until
                                     the policy anniversary
                                     following the 49th
                                     birthday of the Insured


..    Minimum and Maximum                                          $0.05 to $0.36 of purchase      $0.05 to $0.36 of
     Charge/20/                                                   option insurance                purchase option
                                                                                                  insurance


..    Charge for a 35 year old                                     $0.25 per $1,000 of purchase    $0.25 per $1,000 of
                                                                  option insurance                purchase option
                                                                                                  insurance
------------------------------------ -------------------------- -------------------------------- -------------------------
Waiver of Monthly Deduction          On issuance of rider and on
Rider/21/                            each Monthly Anniversary Day
                                     until the policy anniversary
                                     following the 65th
                                     anniversary birthday of the
                                     Insured. For issue ages
                                     under 5, charges commence
                                     with the policy anniversary
                                     following the Insured's 5th
                                     birthday
------------------------------------ -------------------------- -------------------------------- -------------------------

                                       11

------------------------------------ -------------------------- -------------------------------- -------------------------
                                                 OPTIONAL RIDER CHARGES
--------------------------------------------------------------------------------------------------------------------------
               Rider                   When Charge is Deducted                        Amount Deducted
------------------------------------ -------------------------- ----------------------------------------------------------
                                                                       Guaranteed Charge              Current Charge
------------------------------------ -------------------------- -------------------------------- -------------------------
..    Minimum and Maximum                                          $0 to $0.15 per $1,000 of       $0 to $0.15 per $1,000
     Charge/22/                                                   Specified Amount plus Term      of Specified Amount
                                                                  Insurance                       plus Term Insurance


..    Charge for a 35 year old                                     $0.01 per $1,000 of Specified   $0.01 per $1,000 of
     male, non-smoker, preferred,                                 Amount plus Term Insurance      Specified Amount plus
     Specified Amount of $250,000,                                                                Term Insurance
     and 0 years from the issue
     date of the rider
------------------------------------ -------------------------- -------------------------------- -------------------------
Waiver of Specified Premiums         On issuance of rider and
Rider/21/                            on each Monthly
                                     Anniversary Day until the
                                     policy anniversary following
                                     the 65th anniversary birthday
                                     of the Insured. For issue
                                     ages under 5, charges
                                     commence with the policy
                                     anniversary following the
                                     Insured's 5th birthday

..    Minimum and Maximum                                          $0 to $0.77 per $10 of          $0 to $0.77 per $10 of
     Charge/23/                                                   Specified Amount                Specified Amount



..    Charge for a 35 year old                                     $0.06 per $10 of Specified      $0.06 per $10 of
     male, non-smoker, preferred,                                 Amount                          Specified Amount
     Specified Amount of $250,000,
     0 years from the issue date
     of the rider
------------------------------------ -------------------------- -------------------------------- -------------------------
Accelerated Death Benefit Rider      No charge                   0                                0
------------------------------------ -------------------------- -------------------------------- -------------------------

                                       12

--------------------------------------------------------------------------------------------------------------------------
                                                 OPTIONAL RIDER CHARGES
--------------------------------------------------------------------------------------------------------------------------
               Rider                   When Charge is Deducted                        Amount Deducted
------------------------------------ -------------------------- ----------------------------------------------------------
                                                                       Guaranteed Charge              Current Charge
------------------------------------ -------------------------- -------------------------------- -------------------------
Children's Term Life Insurance       On issuance of the rider
Rider/24/                            and on each Monthly
                                     Anniversary Day until
                                     the policy anniversary
                                     following the Insured's
                                     65th birthday


..    Minimum and Maximum                                         $0.48 to $0.49 per $1,000 of    $0.48 to $0.49 per
     Charge/25/                                                  insurance coverage              $1,000 of insurance
                                                                                                 coverage

..    Charge for a 35 year old                                    $.48 per $1,000 of insurance    $.48 per $1,000 of
     male, non-smoker, preferred,                                coverage                        insurance coverage
     Specified Amount of $250,000,
     no Waiver of Specified
     Premiums Rider attached to
     the Policy, and 0 years since
     the issue date of the rider

/10/ The minimum guaranteed charge for this rider assumes an Insured with the following characteristics: female, non-smoker, preferred, issue age 18, 0 years since issue of rider, and minimum Specified Amount of $100,000; the minimum current charge for this rider assumes an Insured with the following characteristics: female, non-smoker, preferred, issue age 20, 0 years since issue of rider, and minimum Specified Amount of $100,000; the maximum guaranteed charge for this rider assumes an Insured with the following characteristics: male, smoker, issue age 79, and minimum Specified Amount of $100,000; the maximum current charge for this rider assumes an Insured with the following characteristics: male, smoker, standard, issue age 60, 19 years since issue of rider, and minimum Specified Amount of $100,000.

/11/ The minimum guaranteed charge for this rider assumes an Insured with the following characteristics: female, non-smoker, preferred, issue age 18, 0 years since issue of the rider, and minimum Specified Amount of $100,000; the minimum current charge for this rider assumes an Insured with the following characteristics: female, non-smoker, preferred, issue age 21, minimum Specified Amount of $100,000, and 0 years since issue of the rider; the maximum guaranteed charge for this rider is based on all Insureds at age 99; the maximum current charge for this rider assumes an Insured with the following characteristics: male, smoker, standard, issue age 85, minimum Specified Amount of $100,000, and 15 years since issue of the rider.

/12/ The Enhanced Maturity Extension Rider Charge does not vary among Insureds.

/13/ The minimum and maximum guaranteed and current charge for this rider is the same for all Insureds.

/14/ The Guaranteed Death Benefit to Age 100 Rider charge varies based on [to be added by post-effective amendment]. The Guaranteed Death Benefit to Age 100 Rider charge shown in the table may not be representative of the charge that a particular owner will pay. Please see your Policy about the Guaranteed Death Benefit to Age 100 Rider charge that applies to your Policy. You may obtain more information about your Guaranteed Death Benefit to Age 100 Rider charge from your agent or by contacting us at the address noted on the cover page of the prospectus.

/15/ The minimum charge for this rider assumes an Insured with the following characteristics: [To Be Added]]; the maximum charge for this rider assumes an Insured with the following characteristics: [To Be Added]].

/16/ The Spouse's Yearly Renewable Term Rider charge varies based on the spouse's gender, age, smoking status, and duration of the Policy. The Spouse's Yearly Renewable Term Rider charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the Spouse's Yearly Renewable Term Rider charge that applies to your Policy. You may obtain more information about your Spouse's Yearly Renewable Term Rider charge from your agent or by contacting us at the address noted on the cover page of the prospectus.

/17/ The minimum guaranteed and current charge for this rider assumes an Insured with the following characteristics: female, issue age 18, non-smoker, and 0 years since the issue of the rider; the maximum guaranteed and current charge for this rider assumes an Insured with the following characteristics: male, smoker, issue age 70, and 0 years since the issue of the rider.

/18/ The Accidental Death and Dismemberment Rider and Purchase Option Rider charges vary based on the age of the Insured. The Rider charges shown in the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the Rider charges that apply to your Policy. You may obtain more information about your Rider charges from your agent or by contacting us at the address noted on the cover page of the prospectus.

/19/ The minimum guaranteed and current charge for this rider assumes an Insured attained ages 0-4; the maximum guaranteed and current charge for this rider assumes an Insured attained age 69.

/20/ The minimum guaranteed and current charge for this rider assumes an Insured issue age 0; the maximum guaranteed and current charge for this rider assumes an Insured issue age 46.

/21/ The Waiver of Monthly Deduction Rider and Waiver of Specified Premiums Rider vary based on the Insured's age, gender, and risk class. The Rider charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the Rider charge that applies to your Policy. You may obtain more information about your Rider charges from your agent or by contacting us at the address noted on the cover page of the prospectus.

/22/ The minimum guaranteed and current charge for the Waiver of Monthly Deduction Rider assumes Insured attained ages 0-4; the maximum guaranteed and current charge for the Waiver of Monthly Deduction Rider assumes an Insured with the following characteristics: attained age 64, male, smoker.

/23/ The minimum guaranteed and current charge for the Waiver of Specified Premiums Rider assumes an Insured attained age 0; the maximum guaranteed and current charge for the Waiver of Specified Premiums Rider assumes an Insured attained age 59.

/24/ The Children's Term Life Insurance Rider varies based on the Insured's risk class and whether a Waiver of Specified Premiums Rider is attached to the base Policy. The Rider charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the Rider charge that applies to your Policy. You may obtain more information about your Rider charges from your agent or by contacting us at the address noted on the cover page of the prospectus.

/25/ The minimum guaranteed and current charge for the Children's Term Life Insurance Rider assumes an Insured in the standard risk class and that a Waiver of Specified Premiums Rider is not attached to the base Policy; the maximum guaranteed and current charge for the Children's Term Life Insurance Rider assumes an Insured in the standard risk class and that a Waiver of Specified Premiums Rider is attached to the base Policy.

                                      * * *

The following table shows the range of the total fees and expenses charged by the portfolios in which the Subaccounts invest. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear indirectly by investing in the Subaccounts. Expenses of the portfolios may be higher or lower in future years than the figures stated below. For more information on the fees and expenses described in this table, see the prospectuses for the portfolios which accompany this Prospectus.

-------------------------------------------------------------------------------------------------------------
                                  TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES
                            (expenses that are deducted from portfolio assets):

-------------------------------------------------------------------- ----------------------------------------
TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES (including management                MINIMUM   MAXIMUM
fees, distribution and/or service or 12b-1 fees, and other                      _____     _____
expenses)
-------------------------------------------------------------------- ----------------------------------------

The expense information regarding the Funds was provided by those Funds. We have not independently verified this information. We cannot guarantee that the reimbursements and fee waivers provided by certain of the Funds will continue.

We may offer other variable life insurance policies which also may invest in the same (or many of the same) Fund portfolios offered under the Policy. These policies may have different charges that could affect their subaccounts' performance, and they may offer different benefits.

--------------------------------------------------------------------------------
                                  ILLUSTRATIONS
--------------------------------------------------------------------------------

The following tables illustrate how the key financial elements of the Policy work, specifically, how the death benefits, Fund Values and Cash Values could vary over an extended period of time. In addition, each table compares these values with premiums paid accumulated with interest.

The Policies illustrated include the following:

Sex        Age             Risk Class         Benefit Option    Specified Amount

Male        35        Preferred Non-smoker           1              $225,000
Male        35        Preferred Non-smoker           2              $225,000
Female      35        Preferred Non-smoker           1              $225,000
Female      35        Preferred Non-smoker           2              $225,000

The tables show how Death Proceeds, Fund Values and Cash Values of a hypothetical Policy could vary over an extended period of time if the Subaccounts of the Variable Account had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the periods indicated in each table. If the annual investment returns are not constant the death benefits, Fund Values and Cash Values will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual Polity years. Depending on the timing and degree of fluctuation, the actual values could be substantially less than these shown, and may, under certain circumstances, result in the lapse of the Policy unless the owner pays more than the stated premium. These illustrations assume that no Policy Loan has been taken. The amounts shown would differ if unisex rates were used.

The amounts shown for Death Proceeds, Fund Values and Cash Values reflect the fact the net investment return on the Policy is lower than the gross investment return on the Subaccounts of the Variable Account. This results from the charges levied against the Subaccounts of the Variable Account (i.e., the mortality and expense risk charge) as well as the premium loads, administrative charges and Surrender Charges.

These charges include the charge against the Subaccounts for mortality and expense risks and the effect on each Subaccount's investment experience of the charge to Portfolio assets for investment management and direct expenses. The mortality and expense risk fee is .35% annually on a guaranteed basis. The tables also reflect a deduction for a daily investment advisory fee and for other expenses of the Portfolio at a rate equivalent to an annual rate of ___% of the aggregate average daily net assets of the Portfolio. This hypothetical rate is representative of the average maximum investment advisory fee and other expenses of the Portfolios applicable to the Subaccounts of the Variable Account, Actual fees and other expenses vary by Portfolio.

The effect of these investment management, direct expenses and mortality and expense risk charges on a 0% gross rate of return would result in a net rate of return of ___%, on 6% it would be ___%, and on 12% it would be ___%.

The tables assume the deduction of charges including administrative and sales charges. For each age, there are tables for death benefit Option 1 and 2 and each option is illustrated using current and guaranteed policy cost factors. The tables reflect the fact that the Company does not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

The difference between the Fund Value and the Cash Value in the first 14 years is the Surrender Charge.

The Company will furnish, upon request, a comparable illustration based on the age, gender and risk classification of the proposed Insured, and the initial Specified Amount and Scheduled Premium Payments of their choice.

[To be added by amendment]

--------------------------------------------------------------------------------
                     MONY LIFE INSURANCE COMPANY OF AMERICA
--------------------------------------------------------------------------------

We are a stock life insurance company organized in the State of Arizona. Our principal offices are located at 1740 Broadway, New York, New York 10019. We are obligated to pay all benefits under the Policy.

--------------------------------------------------------------------------------
                         MONY AMERICA VARIABLE ACCOUNT L
--------------------------------------------------------------------------------

We established MONY America Variable Account L as a separate account under Arizona law on February 15, 1985. We divided the Variable Account into subdivisions called Subaccounts. Each Subaccount invests exclusively in shares of a designated portfolio of the Funds.

The assets in the Variable Account belong to us. Assets equal to the reserves and other liabilities of the Variable Account will not be charged with liabilities that arise from any other business that we conduct. Income, gains and losses, realized or unrealized, from assets allocated to the Variable Account and of each Subaccount are credited to or charged against the Variable Account and that Subaccount without regard to other income, gains or losses of the Company. We reserve the right to credit or charge a Subaccount in a different manner if required, or appropriate, by reason of a change in law. We may from time to time transfer to our General Account, assets which exceed the reserves and other liabilities of the Variable Account.

CHANGES TO THE VARIABLE ACCOUNT

We may add new Subaccounts that are not available under the Policy. We may substitute a portfolio for another portfolio of that Fund or of another Fund, if in our judgment, the portfolio no longer suits the purposes of the Policy due to a change in its investment objectives or restrictions. The new portfolio may have higher fees and charges than the one it replaced, and not all portfolios may be available to all classes of Policies. No substitution may take place without prior notice to you and prior approval of the SEC and insurance regulatory authorities, to the extent required by the Investment Company Act of 1940 (the "1940 Act") and applicable law.

We may also, where permitted by law:

     .    create new separate accounts;
     .    combine separate accounts, including the Variable Account;
     .    transfer assets of the Variable Account to another separate account;
     . add new Subaccounts to, or remove existing Subaccounts from, the Variable Account, or combine Subaccounts;
     . make Subaccounts (including new Subaccounts) available to such classes of Polices as we may determine;
     .    add new Funds or remove existing Funds;
     . substitute new Funds for any existing Funds whose shares are no longer available for investment;
     . substitute new Funds for any existing Fund which we determine is no longer appropriate in light of the purposes of the Variable Account;

    .    deregister the Variable Account under the 1940 Act; and
    . operate the Variable Account under the direction of a committee or in any other form permitted by law.

We will notify you of any changes we make.

--------------------------------------------------------------------------------
                                 THE PORTFOLIOS
--------------------------------------------------------------------------------

You decide the Subaccounts to which you direct premiums or transfer Fund Value. There is a separate Subaccount which corresponds to each portfolio of a Fund offered in the Policy.

Each Fund is registered with the SEC as an open-end management investment company under the 1940 Act. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Before you choose a Subaccount to allocate your premiums and transfer Fund Value, carefully read the prospectus for each Fund, along with this prospectus. Please call your agent or our Operations Center to obtain each Fund prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives. You should know that during extended periods of low interest rates, the yields of the MONY Money Market Subaccount may become extremely low and possibly negative.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

The following table lists the Subaccounts of the Variable Account that are available under the Policy.

------------------------------- -------------------------------------------------- ---------------------------------------
          Subaccount                              Type of Fund                                   Adviser
                                                                                    (and Sub-Adviser, as applicable)
------------------------------- -------------------------------------------------- ---------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                 THE ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------------
------------------------------- -------------------------------------------------- ---------------------------------------
Alger American                                                                     Fred Alger Management, Inc.
Balanced Subaccount
------------------------------- -------------------------------------------------- ---------------------------------------
Alger American                                                                     Fred Alger Management, Inc.
MidCap Growth
Subaccount
------------------------------- -------------------------------------------------- ---------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                              ENTERPRISE ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------------
------------------------------- -------------------------------------------------- ---------------------------------------
Enterprise Equity                                                                  Enterprise Capital Management, Inc.
Income Subaccount                                                                  (subadvised by 1740 Advisers, Inc.)
------------------------------- -------------------------------------------------- ---------------------------------------
Enterprise Global                                                                  Enterprise Capital Management, Inc.
Socially Responsive                                                                (subadvised by Rockefeller & Co.,
Subaccount                                                                         Inc.)
------------------------------- -------------------------------------------------- ---------------------------------------
Enterprise Growth                                                                  Enterprise Capital Management, Inc.
Subaccount                                                                         (subadvised by Montag & Caldwell, Inc.
------------------------------- -------------------------------------------------- ---------------------------------------
Enterprise Growth and                                                              Enterprise Capital Management, Inc.
Income Subaccount                                                                  (subadvised by Retirement System
                                                                                   Investors, Inc.)
------------------------------- -------------------------------------------------- ---------------------------------------
Enterprise Managed                                                                 Enterprise Capital Management, Inc.
Subaccount                                                                         (subadvised by Wellington Management
                                                                                   Company, LLP and Sanford C.
                                                                                   Bernstein & Co., LLC)
------------------------------- -------------------------------------------------- ---------------------------------------
Enterprise Multi-Cap                                                               Enterprise Capital Management, Inc.
Growth Subaccount                                                                  (subadvised by Fred Alger Management
                                                                                   Inc.)
------------------------------- -------------------------------------------------- ---------------------------------------
Enterprise Small                                                                   Enterprise Capital Management, Inc.
Company Growth                                                                     (subadvised by William D.  Witter,
Subaccount                                                                         Inc.)
------------------------------- -------------------------------------------------- ---------------------------------------
Enterprise Small                                                                   Enterprise Capital Management, Inc.
Company Value                                                                      (subadvised by Gabelli Asset
Subaccount                                                                         Management Company)
------------------------------- -------------------------------------------------- ---------------------------------------
Enterprise Total                                                                   Enterprise Capital Management, Inc.
Return Subaccount                                                                  (subadvised by Pacific Investment
                                                                                   Management Company, LLP)
------------------------------- -------------------------------------------------- ---------------------------------------

------------------------------- -------------------------------------------------- ---------------------------------------
          Subaccount                              Type of Fund                                   Adviser
                                                                                    (and Sub-Adviser, as applicable)
------------------------------- -------------------------------------------------- ---------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                         INVESCO VARIABLE INVESTMENT FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------------
------------------------------- -------------------------------------------------- ---------------------------------------
INVESCO VIF                                                                        INVESCO Funds Group, Inc.
Financial Services
------------------------------- -------------------------------------------------- ---------------------------------------
INVESCO VIF                                                                        INVESCO Funds Group, Inc.
Health Sciences
Subaccount
------------------------------- -------------------------------------------------- ---------------------------------------
INVESCO VIF                                                                        INVESCO Funds Group, Inc.
Telecommunications
Subaccount
------------------------------- -------------------------------------------------- ---------------------------------------
------------------------------- -------------------------------------------------- ---------------------------------------
                                         JANUS ASPEN SERIES

------------------------------- -------------------------------------------------- ---------------------------------------
------------------------------- -------------------------------------------------- ---------------------------------------
Janus Aspen Series                                                                 Janus Capital
Capital Appreciation
Subaccount
------------------------------- -------------------------------------------------- ---------------------------------------
Janus Aspen Series                                                                 Janus Capital
Flexible Income
Subaccount
------------------------------- -------------------------------------------------- ---------------------------------------
Janus Aspen Series                                                                 Janus Capital
International Growth
Subaccount
------------------------------- -------------------------------------------------- ---------------------------------------
------------------------------- -------------------------------------------------- ---------------------------------------
                                          LORD ABBETT SERIES FUND
------------------------------- -------------------------------------------------- ---------------------------------------
------------------------------- -------------------------------------------------- ---------------------------------------
Lord Abbett Bond-                                                                  Lord, Abbett & Co.
Debenture Subaccount
------------------------------- -------------------------------------------------- ---------------------------------------
Lord Abbett Growth                                                                 Lord, Abbett & Co.
And Income
Subaccount
------------------------------- -------------------------------------------------- ---------------------------------------
Lord Abbett Mid-Cap Value                                                          Lord, Abbett & Co.
Subaccount
------------------------------- -------------------------------------------------- ---------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                          MFS(R) VARIABLE INSURANCE TRUST/sm/
--------------------------------------------------------------------------------------------------------------------------
------------------------------- -------------------------------------------------- ---------------------------------------
MFS Mid Cap Growth Subaccount                                                      Massachusetts Financial Services
                                                                                   Company
------------------------------- -------------------------------------------------- ---------------------------------------
MFS New Discovery Subaccount                                                       Massachusetts Financial Services
                                                                                   Company
------------------------------- -------------------------------------------------- ---------------------------------------
MFS Total Return Subaccount                                                        Massachusetts Financial Services
                                                                                   Company
------------------------------- -------------------------------------------------- ---------------------------------------
MFS Utilities Subaccount                                                           Massachusetts Financial Services
                                                                                   Company
------------------------------- -------------------------------------------------- ---------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                          MONY SERIES FUND, INC.
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
MONY Government                                                                   MONY Life Insurance Company of America
Securities Subaccount
--------------------------------------------------------------------------------------------------------------------------
MONY Long Term                                                                    MONY Life Insurance Company of America
Bond Subaccount
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

------------------------------- -------------------------------------------------- ---------------------------------------
          Subaccount                              Type of Fund                                   Adviser
                                                                                    (and Sub-Adviser, as applicable)
------------------------------- -------------------------------------------------- ---------------------------------------
--------------------------------------------------------------------------------------------------------------------------
MONY Money Market Subaccount                                                      MONY Life Insurance Company
                                                                                  of America
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                          PBHG INSURANCE SERIES FUND
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
PBHG Mid-Cap Value Subaccount                                                     Pilgrim Baxter & Associates, Ltd.
------------------------------- -------------------------------------------------- ---------------------------------------
PBHG Select Value Subaccount                                                      Pilgrim Baxter & Associates, Ltd.
------------------------------- -------------------------------------------------- ---------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                             PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
PIMCO Global Bond                                                                 Pacific Investment Company LLC
Subaccount
--------------------------------------------------------------------------------------------------------------------------
PIMCO Real Return Subaccount                                                      Pacific Investment Company LLC
--------------------------------------------------------------------------------------------------------------------------
PIMCO StocksPLUS                                                                  Pacific Investment Company LLC
Growth and Income
Subaccount
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                         THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Emerging Markets                                                                  Morgan Stanley Investment
Equity Subaccount                                                                 Management Inc., which does
                                                                                  business in certain instances using the
                                                                                  name "Van Kampen," is the investment adviser
                                                                                  to the Universal Institutional Funds,
                                                                                  Inc.
--------------------------------------------------------------------------------------------------------------------------
Global Value Equity                                                               Morgan Stanley Investment Management
Subaccount                                                                        Inc., which does business in certain
                                                                                  instances using the name "Van Kampen,"
                                                                                  is the investment adviser to the Universal
                                                                                  Institutional Funds, Inc.
--------------------------------------------------------------------------------------------------------------------------
U.S. Real Estate Subaccount                                                       Morgan Stanley Investment Management Inc.,
                                                                                  which does business in certain instances using
                                                                                  the name "Van Kampen," is the investment
                                                                                  adviser to the Universal Institutional Funds,
                                                                                  Inc.
--------------------------------------------------------------------------------------------------------------------------

We have entered into agreements with either the investment adviser or distributor of each of the Funds under which the adviser or distributor pays us a fee ordinarily based upon an annual average percentage of the average aggregate net amount we have invested on behalf of the Variable Account and other separate accounts. These percentages differ, and some investment advisers or distributors pay us more than others. These agreements reflect administrative services we provide. The amounts we receive under these agreements may be significant. In addition, our affiliate, MONY Securities Corporation, the principal underwriter for the Policies, will receive 12b-1 fees deducted from portfolio assets of certain Funds for providing distribution and shareholder support services to the portfolios.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

As required by law, we will vote portfolio shares held in the Variable Account at any regular and special meetings of the shareholders of the Funds. We will exercise these voting rights based on the instructions received from Owners having the voting interest in corresponding Subaccounts of the Variable Account. We may elect to vote the shares of the Funds in our own right if the 1940 Act or any regulations thereunder is amended, and as a result, we determine that it is permitted to vote the shares of the Funds in our right.

We will determine the number of votes which you have the right to cast by dividing your Fund Value in a Subaccount that corresponds to the portfolio by $100. Fractional votes will be counted. The number of Owner votes will be determined as of the date we set. However, such date will not be more than 90 days before the date established by the corresponding Fund for determining shareholders eligible to vote at that Fund's meeting. If required by the SEC, we reserve the right to determine the voting rights in a different fashion. You may cast your voting instructions in person or by proxy.

We will vote portfolio shares for which we received no timely instructions in proportion to the voting instructions which are received for all Policies participating in that Subaccount. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

DISREGARD OF VOTING INSTRUCTIONS

We may disregard voting instructions when required by state insurance regulatory authorities, if, (1) the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a portfolio, or (2) to approve or disapprove an investment advisory contract. In addition, we may disregard voting instructions of changes initiated by Owners or the investment adviser (or portfolio manager) of a portfolio. Our disapproval of such change must be reasonable and must be based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purpose, and considering the effect the change would have on us. If we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Owners.

--------------------------------------------------------------------------------
                         THE GUARANTEED INTEREST ACCOUNT
--------------------------------------------------------------------------------

Due to certain exemptive and exclusionary provisions of the federal securities laws, we have not registered interests in the Guaranteed Interest Account or our General Account under the Securities Act of 1933 or under the 1940 Act. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account.

Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Guaranteed Interest Account, please see your Policy.

You may allocate all or a portion of your net premiums and transfer Fund Value to our Guaranteed Interest Account. Amounts allocated to the Guaranteed Interest Account become part of the General Account, which supports insurance and annuity obligations. The amounts allocated to the General Account are subject to the liabilities arising from the businesses we conduct. Subject to applicable law, we have sole discretion over the investment of the assets of its General Account.

We guarantee that we will credit the Fund Value in the Guaranteed Interest Account with a minimum interest rate of 0.0107% compounded daily, for a minimum effective annual rate of 4.0%. However, in some states and/or if we issued your Policy before January 6, 2003, we guarantee that we will credit the Fund Value in the Guaranteed Interest Account with a minimum interest rate of 0.0121% compounded daily, for a minimum effective annual rate of 4.5%. We may, in our sole discretion, declare current interest in excess of the 4.0% annual rate. We may declare excess interest based on such factors including, but not limited to, regulatory and tax requirements, sales commissions, and administrative expenses borne by us, general economic trends, and competitive factors. We cannot predict or guarantee future excess interest rates.

Before the beginning of each calendar month, we will declare an interest rate. The declared rate will apply to premium payments and transfers into the Guaranteed Interest Account made during the calendar month. To obtain the rate, please contact your agent. The calendar year and month the payment or transfer is made determines the "generation" of such monies. The current interest may be credited from the date of the payment or transfer for a period of 12 months beginning the first day of the monthly generation to which the payment or transfer is assigned. After the first 12 months, a renewal interest rate may be declared for a new 12-month period. At the end of the renewal period, all monies will earn an interest rate which is declared monthly and applies for a one-month period. Any rate we declare in excess of the minimum interest rate may be changed or discontinued by us at anytime after it is declared, but such change or discontinuance will only affect the crediting of interest that accrues after the change or discontinuance.

We bear the full investment risk for Fund Value allocated to the Guaranteed Interest Account.

--------------------------------------------------------------------------------
                                   THE POLICY
--------------------------------------------------------------------------------

We designed the Policy to meet the needs of individuals as well as for corporations who provide coverage and benefits for key employees.

APPLYING FOR A POLICY

To purchase a Policy, you must complete an application and then have your agent submit it to us at our Administrative Office. After you have done this, it can sometimes take several weeks for us to gather and evaluate the information we need to decide whether to issue a Policy to you and if so, what the Insured's risk class should be. After we approve an application for a Policy and assign the appropriate risk class, we will prepare the Policy for delivery.

You must pay an initial premium of a sufficient amount before or at the time we deliver your Policy. (If you submit your initial premium with your application, we will place your premium in our General Account where it will earn interest at an effective annual rate of at least 4.0% -- in some states and/or if we issued your Policy before January 6, 2003, your premium will earn interest at an effective annual rate of 4.5%). See "Premiums". Coverage generally becomes effective on the Policy Date. We will not pay a Death Benefit before the Policy Date unless temporary insurance coverage, as discussed below, was in effect.

We will issue a Policy covering an Insured who is up to and including age 85, providing we receive evidence of insurability that satisfies us. If a qualified plan will own the Policy, the Insured cannot be more than 70 years old. Required evidence of insurability may include, among other things, a medical examination of the Insured. We may reject an application for any lawful reason.

TEMPORARY INSURANCE COVERAGE

You may apply for temporary insurance coverage. To be eligible for such coverage, the Insured must be between the ages of 15 days and 71 years old and must be able to satisfactorily answer several health questions. Your initial premium must be in the amount of at least the Minimum Monthly Premium (see below) for the Policy for which you applied. This coverage will take effect on the date you sign the application and pay the premium. Temporary insurance coverage will end on the earliest of:

     . the policy release date (i.e., the date we authorize the Policy to be delivered to you), if the Policy is issued as applied for;
     . the 15th day after the policy release date or the date the Policy takes effect, if the policy is issued other than as applied for; no later than 90 days from the date the temporary insurance agreement is signed; the 45th day after the form is signed if you have not finished the last required medical exam; 5 days after we send notice to you that we declined to issue any Policy; and
     .  the date you tell us that the Policy will be refused.

We will pay a Death Benefit if the Insured dies during the period of temporary coverage. This Death Benefit will be:

     1. the insurance coverage applied for (including any optional riders) up to $500,000, less

     2. the deductions from premium and the monthly deduction due prior to the date of death.

We hold the premiums paid for temporary insurance coverage in our General Account until the policy release date. If we issue the Policy, we will apply these amounts to your Policy. Please contact your agent and see the Statement of Additional Information for more information about temporary insurance coverage.

BACKDATING

We may sometimes backdate a Policy, if you request, by assigning a Policy Date earlier than the record date so that you can obtain lower insurance rates, based on a younger insurance age. We will not backdate a Policy for more than six months (a shorter period is required in certain states) before the date of your application. For a backdated Policy, Monthly Deductions will begin on the backdated Policy Date. You therefore will incur charges before you otherwise would have if you had not backdated your Policy, and your initial premium payment must be in an amount sufficient to cover the extra Monthly Deduction charges for the backdating period.

OWNER

You have all of the rights and benefits under the Policy while the Insured is living. These rights include the right to change the Beneficiary, to assign the Policy, to transfer Fund Value, or make full or partial surrenders.

CANCELING THE POLICY

You may cancel a Policy during the "Right to Return Policy" period by returning it to us at our Administrative Office, and receive a refund of the full amount of the premium paid. The Right to Return Policy period runs for 10 days (or longer in certain states) after you receive the Policy.

--------------------------------------------------------------------------------
                                    PREMIUMS
--------------------------------------------------------------------------------

GENERAL

We will usually credit your initial premium payment to the Policy on the later of the date we approve your Policy or the date we receive your payment. We will credit any subsequent premium to the Policy on the Business Day we receive it at our Administrative Office.

The total premiums you pay may not exceed guideline premium limitations for the insurance set forth in the Internal Revenue Code of 1986, as amended (the "Code"). We may reject any premium, or any portion of a premium, that would result in the Policy being disqualified as life insurance under the Code. We will refund any rejected premium. We will tell you before we process a transaction, whether once we process the transaction, your Policy is in jeopardy of becoming a modified endowment contract under the Code.

INITIAL PREMIUM

You must pay an amount equal to at least the Minimum Monthly Premium to put the Policy in effect. However, if you want to pay premiums less often than monthly, the premium required to put the Policy in effect is equal to the Minimum Monthly Premium multiplied by 12 divided by the frequency of the scheduled premium payments.

We base your Minimum Monthly Premium on a number of factors. These factors include:

     1.       your Specified Amount;

     2. any riders you added to the Policy; and

     3. the Insured's age, smoking status, gender (unless unisex rates apply), and risk class.

We show the Minimum Monthly Premium in your Policy. After you pay this initial premium, subject to the limitations described below, you may choose the amount and frequency of premium payments to reflect your varying financial conditions.

TAX-FREE "SECTION 1035" EXCHANGES

You can generally exchange one life insurance policy for another on the same insured in a "tax-free exchange" under Section 1035 of the Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. There will be a new surrender charge period for this Policy and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

SCHEDULED PREMIUMS

Your initial Minimum Monthly Premium is the only premium you must pay under the Policy. However, you greatly increase your risk of Policy termination if you do not regularly pay premiums at least as large as the Minimum Monthly Premium. Paying your Minimum Monthly Premiums will not necessarily keep your Policy in force. Additional premiums may be necessary to keep the Policy in force.

You may pay your premiums according to the schedule you established when you applied for the Policy. This scheduled premium payment provides for the payment of level premiums at fixed intervals over a specified period of time, and equals, at least, the Minimum Monthly Premium multiplied by 12 divided by the scheduled premium payment frequency. We will send you a premium reminder notice for the scheduled premium payment amount on an annual, semiannual or quarterly basis, at your option.

You should change the amount of your scheduled premium payments if:

     .  you increase your Specified Amount;
     .  you change your Death Benefit option;
     .  you change or add a rider;
     . you take a partial surrender when you have elected Death Benefit Option 1 (see "Death Benefit"); or you select Subaccounts that experience adverse investment performance.

You can change the amount and interval of payment of scheduled premiums at any time by writing us at our Administrative Office. However, the new payment interval must satisfy our rules in use at the time of the change.

We will issue an endorsement to your Policy after you increase the Specified Amount that will provide you with the increased Minimum Monthly Premium amount.

Please note: During the first three Policy Years or the three Policy Years following an increase in Specified Amount (if that increase became effective during the first three Policy Years), premiums paid less partial surrenders (excluding their fees) and any Outstanding Debt must at least equal the Minimum Monthly Premium times the number of months the Policy has been in force.

ELECTRONIC PAYMENTS

You may have your bank automatically pay your premiums to us. If you authorize us, we will withdraw premiums from your bank account each month by electronic funds transfer. Based on your Policy Date, we may require that up to two Minimum Monthly Premiums be paid in cash before premiums may be paid by electronic funds transfer to the Company.

UNSCHEDULED PREMIUMS

In general, you may make premium payments at any time and in any amount. However, we may reject or limit any unscheduled premium payment that would result in an immediate increase in the Death Benefit payable, unless you provide us with satisfactory evidence of insurability at the time of payment. If satisfactory evidence of insurability is not received, we may return the payment in whole or in part. In addition, we will reject all or a part of a premium payment and return it to you if the premium would exceed the maximum premium limitations prescribed by the federal income tax law definition of life insurance.

REPAYMENT OF OUTSTANDING DEBT

We will treat payments you send to us as premium payments, and not as repayment of Outstanding Debt, unless you request otherwise. If you request that the payment be treated as a repayment of Outstanding Debt, any part of a payment that exceeds the amount of Outstanding Debt will be applied to your Fund Value as a premium payment. Applicable taxes and sales charges are only deducted from any payment that constitutes a premium payment.

ALLOCATING PREMIUMS

When you apply for a Policy, you specify the percentage of your net premium payments we are to allocate to the Subaccounts and to the Guaranteed Interest Account. Allocations must be in whole percentages, no allocation may be for less than 5% of a net premium, and allocation percentages must total 100%. You may change your allocations at any time by writing or calling our Administrative Office. The change will apply to the net premium payments you make upon receipt of your instructions.

We will allocate your initial premium payment to our General Account until the end of the "Right to Return Policy" period. At the end of that period, we will transfer your net premium to the Subaccounts and/or Guaranteed Interest Account you designated. After the "Right to Return Policy" period, we will allocate your net premiums to the Subaccounts and/or Guaranteed Account on the Business Day that we receive the premium payment.

If you make an unscheduled premium payment, you may specify an allocation choice that differs from your allocation choice for your scheduled premium payments. This choice will not change your allocation choice for future scheduled premium payments. Your allocation must be whole numbers only, each allocation must be for at least 5% of the unscheduled net premium, and the total must be 100% of the unscheduled net premium.

--------------------------------------------------------------------------------
                           HOW YOUR FUND VALUE VARIES
--------------------------------------------------------------------------------

FUND VALUE

Fund Value is the entire amount we hold under your Policy for you. Fund Value serves as the starting point for calculating certain values under a Policy. It is the sum of the total amount under the Policy in each Subaccount, the amount held in the Guaranteed Interest Account, and the amount held in the Loan Account. We determine Fund Value first on your Policy Date, and after that, on each Business Day. Your Fund Value will vary to reflect the performance of the Subaccounts to which you have allocated amounts and interest we credit on amounts in the Guaranteed Interest Account, and will also vary to reflect Outstanding Debt, charges for the Monthly Deduction, mortality and expense risk charges, partial surrenders, and loan repayments. Your Fund Value may be more or less than the premiums you paid.

CASH VALUE

Cash Value on any Business Day is Fund Value reduced by any surrender charge and any Outstanding Debt.

SUBACCOUNT VALUES

On any Business Day, the value of a Subaccount equals the number of Units we credit to the Policy multiplied by the Unit value for that Day. We make the calculation before the purchase or redemption of Units on that Day.

Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into Units. When you make allocations to a Subaccount, either by premium allocation, transfer of Fund Value, transfer of loan interest from the General Account, or repayment of a loan, we credit your Policy with Units in a Subaccount. When we assess the Monthly Deduction, and when you take a loan, a partial surrender, or transfer from a Subaccount, we decrease the number of Units you hold in a Subaccount.

SUBACCOUNT UNIT VALUE

We arbitrarily set the Unit value for each Subaccount at $10 when we established the Subaccount. After that, a Subaccount's Unit value varies to reflect the investment experience of the underlying portfolio, and may increase or decrease from one Business Day to the next. We determine Unit value, after a Subaccount's operations have begun, by multiplying the net investment factor for that Business Day by the Unit value for the immediately preceding Business Day.

The net investment factor is an index we use to measure the investment performance of a Subaccount from one Business Day to the next. The net investment factor for each Subaccount on a Business Day is obtained by subtracting (b) from (a) and dividing by (c), where:

          (a) is the per share net asset value on the Business Day of the applicable Fund portfolio in which the Subaccount invests times the number of such shares held in the Subaccount before the purchase or redemption of any shares on that Day;

          (b) is the mortality and expense risk charge accrued as of that Business Day; and

          (c) is the total number of Units held in the Subaccount on the Business Day before the purchase or redemption of any Units on that Day.

GUARANTEED INTEREST ACCOUNT VALUE

On any Business Day, Fund Value in the Guaranteed Interest Account is:

     . the accumulated value with interest on the net premiums allocated and amounts transferred to, the Guaranteed Interest Account before that Day; minus

     . withdrawals from the Guaranteed Interest Account before that Day for any partial surrender and its fee, any amounts transferred from the Guaranteed Interest Account and the transfer charge, if any, and any Monthly Deductions.

--------------------------------------------------------------------------------
                                    TRANSFERS
--------------------------------------------------------------------------------

After the Right to Return Policy period has ended, you may transfer all or a portion of your Fund Value between and among the Subaccounts of the Variable Account and the Guaranteed Interest Account subject to certain conditions. Transfers from a Subaccount will take effect at the end of the Business Day we receive your request at our Administrative Office. Transfers from the Guaranteed Interest Account will take effect on the policy anniversary, or if later, at the end of the Business Day we receive your request at our Administrative Office. We may postpone transfers to, from, or among the Subaccounts under certain circumstances. See "Payments and Telephone Transactions."

We restrict transfers from the Guaranteed Interest Account. You may only transfer Fund Value from the Guaranteed Interest Account once each Policy Year. We must receive your request to transfer Fund Value from the Guaranteed Interest Account within 10 days before or 30 days after a policy anniversary.

When thinking about a transfer of Fund Value, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time. We consider a request for a transfer to be one transaction. We may charge for transfers. See "Charges and Deductions."

TRANSFERS BY THIRD PARTIES

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of Fund Value. Such transfers can disrupt the orderly management of the portfolios underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds, and the managements of the Funds share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple Owners, we may not honor such transfers. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they have been submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

--------------------------------------------------------------------------------
                                 DEATH BENEFITS
--------------------------------------------------------------------------------

As long as your Policy is in effect and before the maturity date, we will pay the Death Benefit proceeds upon receipt at our Administrative Office of satisfactory proof of the Insured's death. We may postpone payment of the death benefit under certain conditions. See "Payments and Telephone Transactions." We will pay the proceeds to the Beneficiary.

AMOUNT OF DEATH BENEFIT PROCEEDS PAYABLE

The amount of Death Benefit proceeds payable equals:

          1.   the Policy's Death Benefit; plus

          2.   any insurance proceeds provided by rider; less

          3. any Outstanding Debt, and if the death of the Insured occurs during any period for which a Monthly Deduction has not been made, any Monthly Deduction that may apply to that period, including the deduction for the month of death.

Under certain circumstances, we may further adjust the amount of the Death Benefit proceeds payable. See "Incontestability," and "Misstatement of Age or Sex," and "Suicide Exclusion."

DEATH BENEFIT OPTIONS

When you apply for a Policy, you have to make three choices about your Death Benefit. First, you must select the death benefit compliance test, then you must tell us how much life insurance you want, and finally, you must select a death benefit option.

The Policy must satisfy alternative death benefit compliance tests to qualify as life insurance under section 7702 of the Code: the Cash Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test. Each test effectively requires that the Policy's Death Benefit, plus any outstanding loans and accrued interest thereon, and any unpaid Monthly Deductions, always be equal to or greater than the Fund Value multiplied by a certain death benefit percentage. Under the Cash Value Accumulation test, the death benefit percentages vary by Insured's attained age, gender and smoking status and in general, will not limit the amount you can pay into the Policy; under the Guideline Premium/Cash Value Corridor Test, the death benefit percentages vary by the Insured's attained age, and will limit the amount you pay into the Policy. Your minimum Death Benefit will generally be larger should you select the Cash Value Accumulation Test, while your Fund Value will generally be greater in the long term under the Guideline Premium/Cash Value Corridor Test because your amount at risk will be lower which may result in lower cost of insurance charges in later Policy Years. Once you choose the test, you cannot change it.

You also must tell us how much life insurance coverage you want on the life of the Insured. We call this the Specified Amount. The minimum Specified Amount is $50,000.

Finally, you tell us whether you want Death Benefit Option 1 or Death Benefit Option 2. If you do not select a Death Benefit Option, we will assume you selected Death Benefit Option 2. Subject to certain restrictions, you may change your Death Benefit Option, see below.

Under Death Benefit Option 1, your Death Benefit will be the greater of:

          a. the Specified Amount in effect on the date of the Insured's death plus any additional term life insurance you may have selected, or

          b. Fund Value on the date of the Insured's death multiplied by a death benefit percentage.

Your death benefit percentage will vary by the definition of life insurance you selected. A table showing the death benefit percentages is in your Policy. If you want to have favorable investment performance reflected in increasing Fund Value, and not in increasing insurance coverage, you should choose Option 1.

Under Death Benefit Option 2, your Death Benefit will be the greater of:

          a. the Specified Amount in effect on the date of the Insured's death plus any additional term life insurance you may have selected, plus Fund Value on the date of the Insured's Death, or

          b. Fund Value on the date of the Insured's death multiplied by a death benefit percentage.

The death benefit percentage is the same as that used for Option 1. The Death Benefit in Option 2 will always vary as Fund Value varies. If you want to have favorable investment performance reflected in increased insurance coverage, you should choose Option 2.

Examples of Options 1 and 2

The following examples demonstrate how we calculate the Death Benefit under Options 1 and 2. The examples show two Policies with the same Specified Amount, but Fund Values vary as shown. We assume that the Insured is age 65 at the time of death and that there is no Outstanding Debt.

We also assume that you selected the Guideline Premium Test. Policy 1 shows what your Death Benefit would be for a Policy with low Fund Value. Policy 2 shows what your Death Benefit would be for a Policy with a higher Fund Value.

                                                       Policy 1        Policy 2

Specified Amount                                       $100,000        $100,000
Fund Value on Date of Death                            $ 35,000        $ 85,000
Death Benefit Percentage                                   120%            120%
Death Benefit under Option 1                           $100,000        $102,000
Death Benefit under Option 2                           $135,000        $185,000

CHANGING DEATH BENEFIT OPTIONS

You may change the Death Benefit option under your Policy by writing us at our Administrative Office. If you change from Death Benefit Option 1 to Death Benefit Option 2, you must provide us with satisfactory evidence of insurability. We do not require evidence of insurability if you change from Death Benefit Option 2 to Death Benefit Option 1. The effective date of a change requested between monthly anniversaries will be the next Monthly Anniversary Day after we accept the change.

If you change from Death Benefit Option 1 to Death Benefit Option 2, we will reduce your Policy's Specified Amount by the amount of the Policy's Fund Value at the date of the change. We will not permit you to change from Death Benefit Option 1 to Death Benefit Option 2 if the change would result in a new Specified Amount of less than $100,000.

If you change from Death Benefit Option 2 to Death Benefit Option 1, we will increase the Specified Amount of your Policy by the amount of the Policy's Fund Value at the date of the change. The change to Death Benefit Option 1 will generally reduce the Death Benefit payable in the future.

We will automatically change your Death Benefit option to Death Benefit Option 2 if the Insured becomes disabled and the Waiver of Specified Premium rider or a Waiver of Monthly Deduction Benefit rider is in effect. Additional information about the riders available under the Policy is available from your agent and in the Statement of Additional Information.

A change in the Death Benefit option may affect the monthly cost of insurance charge since this charge varies with the amount at risk. Generally, the amount at risk is the amount by which the Death Benefit exceeds Fund Value. See "Deductions from Fund Value - The Monthly Deduction." If the Policy's Death Benefit is not based on the death benefit percentage under Death Benefit Option 1 or Death Benefit Option 2, changing from Option 2 to Option 1 will generally decrease the amount at risk. Therefore, this change may decrease the cost of insurance charges. Changing from Death Benefit Option I to Death Benefit Option 2 will generally result in an amount at risk that remains level. However, such a change will result in an increase in the cost of insurance charges over time because the cost of insurance rates increase with the Insured's age.

CHANGING THE SPECIFIED AMOUNT

You may change the Specified Amount under your Policy subject to the conditions described below.

Increasing the Specified Amount will generally increase your Policy's Death Benefit. Decreasing the Specified Amount will generally decrease your Policy's Death Benefit. The amount of change in the Death Benefit depends on (1) the Death Benefit option chosen, and (2) whether the Death Benefit under the Policy is being computed using the death benefit percentage at the time of the change. Changing the Specified Amount could affect the subsequent level of Policy values. For example, an increase in Specified Amount may increase the amount at risk, which will increase your cost of insurance charges over time. Conversely, a decrease in Specified Amount may decrease the amount at risk, which may decrease your cost of insurance over time. We offer term life insurance riders. Depending on your circumstances, it may be more cost effective for you to purchase one of these riders rather than increasing your Specified Amount.

We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. However, changing the Specified Amount may have other tax consequences. You should consult a tax adviser before changing the Specified Amount.

INCREASES

     . You may increase the Specified Amount by submitting a written application and evidence of insurability to us at our Administrative Office. The increase will take effect on the Monthly Anniversary Day that falls on, or next follows, the date we approve it.
     . You can only increase the Specified Amount until the Insured's age 85 (Insured's age 70 for individual qualified plans).
     . You may not increase your Specified Amount if Monthly Deductions are being waived under the Waiver of Monthly Deduction rider, or premiums are being waived under the Waiver of Specified Premiums rider.
     .    Your cost of insurance charges will increase.
     . The increase will create a new "coverage segment." There will be a surrender charge associated with this coverage segment. We will allocate Fund Value after the increase first to the original coverage segment, and then to each coverage segment in order of the increases.
     . Your Minimum Monthly Premium will increase, and we will make this adjustment prospectively to reflect the increase.
     . If the Specified Amount is increased when a premium payment is received, we will process the increase before we process the premium payment.

DECREASES

     . You may decrease the Specified Amount (or the amount of term insurance added by rider) by submitting a written application to us at our Administrative Office. The decrease will take effect on the Monthly Anniversary Day that falls on, or next follows, the date we approve it.
     .    You may not decrease the Specified Amount below $100,000.
     . We will apply decreases in your Specified Amount in the following order:

          1. against the most recent increase, regardless if it is Specified Amount increase or additional term life insurance rider amount increase;

          2. against the next most recent increases successively, regardless if it is Specified Amount increase or additional term life insurance rider amount increase;

          3. against additional term life insurance rider amount provided under the original application; and

          4. against insurance provided by the Specified Amount under the original application.

     . Your Minimum Monthly Premium will not be adjusted for the decrease in the Specified Amount. If you elected the Guaranteed Death Benefit to Age 100 rider, your Minimum Monthly Premium will be adjusted for the decrease in Specified Amount.
     . If the Specified Amount is decreased when a premium payment is received, we will process the decrease before we process the premium payment.
     .    Rider coverages may be affected by a decrease in Specified Amount.
     . We will reject a decrease in Specified Amount, if, to effect the decrease, payments to you would have to be made from Fund Value for compliance with the guideline premium limitations, and the amount of the payments would exceed the Cash Value of your Policy.

If a requested change is not approved, we will send you a written notice of our decision.

Changes in the additional term life insurance amount will be subject to the same rules discussed above for Specified Amount changes.

--------------------------------------------------------------------------------
                        OTHER OPTIONAL INSURANCE BENEFITS
--------------------------------------------------------------------------------

Subject to certain requirements, you may elect to add one or more optional insurance benefits when you apply for your Policy. These other optional benefits are added to your Policy by an addendum called a rider. As applicable, a charge is deducted monthly from the Fund Value for each optional benefit added to your policy. You can cancel these benefits at any time. Certain restrictions may apply, and are described in the applicable rider. In addition, adding or canceling these benefits may have an effect on your Policy's status as a modified endowment contract.

The following riders are available under the Policy. Not all riders are available in all states.

     .    Term Life Term Rider
     .    Additional Term Life Insurance Rider
     .    Enhanced Maturity Extension Rider
     .    Maturity Extension Rider
     .    Guaranteed Death Benefit to Age 100 Rider
     .    Spouse's Yearly Renewable Term Rider
     .    Accidental Death and Dismemberment Rider
     .    Purchase Option Rider

     .    Waiver of Monthly Deduction Rider
     .    Waiver of Specified Premiums Rider
     .    Accelerated Death Benefit Rider
     .    Children's Term Rider
     .    Children's Term Life Insurance Rider

Contact our Administrative Office and your agent for additional information about these additional insurance benefits.

We describe certain riders below:

TERM LIFE TERM RIDER

This rider provides additional death benefits on the life of the Insured until the Insured reaches age 80. The minimum amount of coverage is $25,000. You may convert the rider coverage without evidence of insurability to any level premium, level face amount permanent policy of insurance offered by the Company. The conversion must occur before the Insured's age 65 or 5 years from the issue of the rider, whichever is later.

ADDITIONAL TERM LIFE INSURANCE RIDER

This rider provides you with a level death benefit to age 100. The Additional Term Life Insurance Rider, unlike the Term Life Term Rider, is combined with the Specified Amount of the policy for purposes of determining if the minimum "corridor" is required to maintain the definition of life insurance under the Internal Revenue Code section 7702. See "Tax Considerations."

GUARANTEED DEATH BENEFIT TO AGE 100 RIDER

This rider guarantees that during the Insured's lifetime, the policy will not lapse if the Cash Value is insufficient provided certain premium payment conditions are met. To maintain the benefit, total premiums paid less partial surrenders less Outstanding Debt must equal or exceed the cumulative minimum monthly premiums. This rider is not available if you elect coverage under the Term Life Term Rider and/or Additional Term Life Insurance Rider, not is this rider available if you elect the Guideline Premium/Cash Value Corridor Test when you apply for your policy.

--------------------------------------------------------------------------------
                              BENEFITS AT MATURITY
--------------------------------------------------------------------------------

The maturity date for this Policy unless the Maturity Extension Rider or the Enhanced Maturity Extension Rider is elected is the policy anniversary following the Insured's 100th birthday. If the Insured is living on the maturity date, we will pay to you, as an endowment benefit, the Fund Value of the Policy. We will not accept premiums, nor will we take Monthly Deductions, after the maturity date. Payment of the benefit may be deferred until the date of the Insured's death if you elect the maturity extension rider or the enhanced maturity extension rider. The maturity extension rider is automatically included in all jurisdictions where available. The death proceeds payable upon the surviving Insured's death equal the Cash Value of the Policy at the original maturity date multiplied by a death benefit percentage of 101%. Under the enhanced maturity extension rider, the death benefit payable upon the Insured's death on and after the original maturity date will equal the Death Benefit as determined under the Policy using 101% as the applicable percentage of Fund Value.

There is no charge for maturity extension rider, but there is a charge for the enhanced maturity extension rider. You may not elect both the maturity extension rider and the enhanced maturity extension rider. Please see the riders or your agent for more information.

--------------------------------------------------------------------------------
                        SURRENDERS AND PARTIAL SURRENDERS
--------------------------------------------------------------------------------

SURRENDERS

You may cancel and surrender your Policy at any time before the Insured dies by sending a written request together with the Policy to our Administrative Office. Your Policy will terminate at end of the Business Day we receive your request.

The amount you will receive will be your Policy's Fund Value less (1) any surrender charge, and (2) any Outstanding Debt. Unless you select an optional payment plan, we will pay any proceeds in a lump sum.

A surrender, including a "partial surrender" (see below), may have adverse tax consequences. See "Tax Considerations."

PARTIAL SURRENDERS

Until the maturity date, you may make a partial surrender request at any time from your Policy by writing us at our Administrative Office. We will process your partial surrender request at the end of Business Day we receive your request.

Your partial surrender must be for at least $500 (plus its fee). We will not allow a partial surrender if your Fund Value after the partial surrender (including the partial surrender fee) would be less than $500 or would result in a Specified Amount in force of less than $100,000. If you have taken a loan on your Policy, we limit the amount of your partial surrender so that the loan amount, after the partial surrender, is not greater than 90% of Cash Value.

You must allocate an amount or percentage of your Fund Value in the Subaccounts and the Guaranteed Interest Account from which we are to take your partial surrender. Allocations by percentages must be in whole percentages and the minimum percentage is 10% against any Subaccount or the Guaranteed Interest Account. Percentages must total 100%. We will reject an allocation which does not comply with the rules or if there is not enough Fund Value in a Subaccount or the Guaranteed Interest Account to provide its share of the allocation. If the Insured dies after the request for a partial surrender is sent to us and before it is effected, the amount of the partial surrender will be deducted from the Death Benefit proceeds. We will determine the Death Benefit proceeds taking into account the amount surrendered.

EFFECT OF PARTIAL SURRENDERS ON FUND VALUE AND DEATH BENEFIT PROCEEDS

If you make a partial surrender and you selected Death Benefit Option 1, we will decrease the Specified Amount of your Policy by the amount of the partial surrender (excluding its fee). If you selected Death Benefit Option 2, a partial surrender will not change the Specified Amount of your Policy. However, if the Death Benefit is not equal to the Fund Value times a death benefit percentage, we will reduce the Death Benefit by the amount of the partial surrender. Under either Death Benefit Option, if the Death Benefit is based on the Fund Value times the applicable death benefit percentage, the Death Benefit may decrease by an amount greater than the partial surrender.

There is a fee for each partial surrender of $10. Partial surrenders may have adverse tax consequences. See "Tax Considerations."

--------------------------------------------------------------------------------
                                      LOANS
--------------------------------------------------------------------------------

You may borrow up to 90% of your Cash Value at any time by writing us at our Administrative Office. (If you request a loan on a Monthly Anniversary Day, the maximum loan is reduced by the Monthly Deduction due on that day.) Your Policy is the only security for the loan. A loan may have tax consequences. You should consult your tax adviser before borrowing from your Policy.

To secure a loan, we transfer an amount equal to the loan proceeds from Fund Value in the Variable Account and the Guaranteed Interest Account to our Loan Account. You tell us from where we are to transfer this Fund Value. You can specify loan allocations by amount or percentages. Allocations by percentage must be in whole percentages and the minimum percentage is 10% against any Subaccount or the Guaranteed Interest Account. If you do not specify an allocation, or if we cannot process your loan allocations because they do not comply with our rules or there is not enough Fund Value in a Subaccount and/or the Guaranteed Interest Account to comply with your request, we will reject your request for a loan. We pay interest monthly on amounts allocated to our Loan Account at an annual rate not less than 4.0% (in some states and/or if we issued your Policy before January 6, 2003, this annual rate is not less than 4.5%). We may pay excess interest in our sole discretion. We will allocate amounts in the Loan Account that exceed your Outstanding Debt to the Variable Account and/or Guaranteed Interest Account as we determine.

We normally pay the amount of the loan within seven calendar days after we receive a proper request for a loan at our Administrative Office. We may postpone payment of loan under certain conditions. See "Payments and Telephone Transactions."

We charge interest on a loan. Loan interest is payable in arrears on each policy anniversary, and varies by the number of years since we issued your Policy. The interest you must pay on the loan is as follows:

                Policy Year          Interest Due (at an annual rate)
                -----------          --------------------------------
                1 through 20                        5.00%
                21 and after                        4.25%

In some states and/or for Policy issued before January 6, 2003, the interest is 5.25% for Policy Years 1 through 10 and 4.75% for Policy Years 11 and after.

If you do not pay the interest when due, it will become part of the loan and accrue interest accordingly. To secure this "new" loan, we will deduct amounts from the Fund Value of each

Subaccount and/or the Guaranteed Interest Account in the same proportion that each bears to total Fund Value on the policy anniversary.

You may repay all or part of the Outstanding Debt (i.e., your loan amount plus interest on the loan) at any time by sending the repayment to our Administrative Office. We will credit repayments on the Business Day that we receive them. You must clearly mark a repayment as a loan repayment or it will be credited as a premium. If a loan repayment is made which exceeds the Outstanding Debt, we will consider the excess to be part of a scheduled premium payment, and the payment will be subject to the rules on acceptance of premium payments.

Upon each loan repayment, we will transfer an amount equal to the loan repayment from the Loan Account to the Variable Account and/or Guaranteed Interest Account according to your current premium allocation instructions.

We deduct any Outstanding Debt from your Cash Value and the Death Benefit proceeds payable on the Insured's death.

EFFECTS OF POLICY LOANS

A loan affects the Policy because we reduce Death Benefit proceeds and Cash Value under the Policy by the amount of Outstanding Debt. Repaying the loan causes the Death Benefit proceeds and Fund Value to increase by the amount of the repayment. As long as there is Outstanding Debt, we will hold an amount in the Loan Account equal to loan amount as collateral. This amount is not affected by the Variable Account's investment performance or interest we credit on amounts allocated to the Guaranteed Interest Account. Amounts transferred from the Variable Account as collateral will affect the Fund Value of your Policy because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment performance of the Variable Account.

There are risks involved in taking a loan, a few of which include the potential for your Policy to terminate if, after your third policy anniversary (or, in some instances, the third anniversary following an increase in Specified Amount), projected earnings taking into account Outstanding Debt are not achieved. A loan may have adverse tax consequences. See "Tax Considerations."

We will notify you if your Policy is in risk of termination and has entered a 61-day grace period. See "Termination."

--------------------------------------------------------------------------------
                                   TERMINATION
--------------------------------------------------------------------------------

GENERAL

Your Policy will remain in effect as long as:

          1. it has a Cash Value greater than zero and you make any required additional premium payments during the 61-day grace period; or

          2. you have elected the Guaranteed Death Benefit to Age 100 Rider and you have met all the requirements of the rider, and you make any required additional premium payments during the 61-day Grace Period.

If your Policy does not meet the conditions specified above, it will be in default. In that case, we will mail you a notice of insufficient premium that will inform you the premium you must pay to keep your Policy in effect. You must pay this premium amount within the 61-day grace period from the date we send notice to you. If you do not pay the required premium, your Policy will end.

As discussed below, we have special rules relating to termination during the first three Policy Years and for three Policy Years following an increase in Specified Amount if that increase became effective during the first three Policy Years. If you have elected the Guaranteed Death Benefit Rider to Age 100, there also are separate rules relating to termination.

SPECIAL RULES FOR FIRST THREE POLICY YEARS

During the first three Policy Years (or the first three Policy Years following an increase in Specified Amount during that period), we guarantee that your Policy will not lapse if, on each Monthly Anniversary Day, either:

     .    Your Policy's Cash Value is greater than zero; or
     . The sum of the premiums paid minus all partial surrenders (excluding related fees), minus any Outstanding Debt, is greater than or equal to the Minimum Monthly Premium times the number of months your Policy has been in effect (or number of months from the most recent increase in Specified Amount). We refer to this as the minimum monthly premium test.

Your Policy may be at risk of termination if:

     .    The insufficiency occurs at after the first three Policy Years; or
     . The minimum monthly premium test has not been met during the first three Policy Years (as described above).

AMOUNTS YOU MUST PAY TO KEEP YOUR POLICY

If you receive a notice of insufficient premium, you must pay the amount stated in the notice to keep your Policy in effect. In general, the amount you must pay will vary based on the Policy Year of your Policy.

During the first three Policy Years (or within three years of an increase in Specified Amount during that period), you must pay:

          1.   any unpaid Minimum Monthly Premium; plus

          2.   one succeeding Minimum Monthly Premium.

After the third policy anniversary (or after three years from the most recent increase in Specified Amount during that period), you must pay:

          1.   any unpaid Monthly Deduction; plus

          2. an amount equal to two succeeding Monthly Deductions plus the amount of the deductions from premiums for various taxes and the sales charge.

YOUR POLICY WILL REMAIN IN EFFECT DURING THE GRACE PERIOD

Your Policy will remain in effect through the grace period. This means that if the Insured should die during the grace period, a Death Benefit would still be payable, although we generally would reduce the Death Benefit proceeds by the unpaid Monthly Deduction as well as the Monthly Deduction for the month of death and by the amount of any Outstanding Debt.

For Policies With Guaranteed Death Benefit To Age 100 Rider. The Specified Amount of your Policy and most rider coverages will not lapse during the guarantee period even if the Cash Value is not enough to cover all the deductions from the Fund Value on any Monthly Anniversary Day if the Guaranteed Death Benefit to Age 100 Rider is in effect through satisfaction of the cumulative minimum monthly premium test.

While the Guaranteed Death Benefit to Age 100 Rider is in effect, the Fund Value of your Policy will be reduced by Monthly Deductions but not below zero. During the guarantee period, we will waive any Monthly Deduction that will reduce the Fund Value below zero. If the Guaranteed Death Benefit to Age 100 Rider is elected, but not in effect, and your Cash Value is not greater than zero, you will receive a notice of insufficient premium.

REINSTATEMENT

If you have not surrendered your Policy and it is before the maturity date, you may reinstate your Policy within five years after the Monthly Anniversary Day that falls at the beginning of the grace period. To reinstate your Policy, you must provide us the following four items:

          1. a written application received at our Administrative Office within five years of the end of the grace period;

          2.   satisfactory evidence to us of the insurability of the Insured;

          3.   payment of a premium large enough to cover:

               a. the balance we told you in the notice of insufficient premium that was necessary to keep your Policy in effect; and

               b. an amount sufficient to keep your Policy in force for at least one month from the reinstatement date; and

          4. payment or reinstatement of any Outstanding Debt you owe us on the Policy, plus payment of interest on any reinstated Debt from the beginning of the grace period to the end of the grace period at the rate which applies to policy loans on the date of reinstatement. For Policies issued after January 6, 2003, this is an annual rate of 5.0% for Policy Years 1-20 and 4.25% for Policy Years 21 and after. In some states and/or for Policies issued before January 6, 2003, this is an annual rate of 5.25% for Policy Years 1 through 10 and 4.75% for Policy Years 11 and after.

We will reinstate any surrender charge that would have been outstanding on the date of reinstatement had the Policy remained in force.

Your Fund Value on the date of reinstatement will be based on the reinstated charge, the net premium paid, the reinstated Outstanding Debt, and any Monthly Deduction due on the reinstatement date. Should we reinstate your Policy, your Policy will be reinstated on the Monthly Anniversary Day that falls on, or immediately precedes, the date we approved your application for reinstatement. At that time, we will allocate Fund Value minus Outstanding Debt (if applicable) among the Subaccounts and the Guaranteed Interest Account according to your most recent scheduled premium payment allocation instructions.

--------------------------------------------------------------------------------
                       PAYMENTS AND TELEPHONE TRANSACTIONS
--------------------------------------------------------------------------------

You may send your written request for payment or transfer request to our Administrative Office or give it to one of our authorized agents. We will ordinarily pay any Death Benefit proceeds, loan proceeds or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Administrative Office of all the documents required for such a payment.

Other than the Death Benefit proceeds, which we determine as of the date the Insured's death, the amount we pay or transfer, as appropriate, is as of the end of the Business Day during which our Administrative Office receives all required documents. We may pay your surrender proceeds or Death Benefit proceeds as a lump sum or under one of the settlement options available under the Policy. Contact our your agent or Administrative Office for more information regarding the settlement options.

Any Death Benefit proceeds that we pay in one lump sum will include interest from the date of death to the date of payment. The interest we pay will be at a rate determined by the state where we delivered your Policy. We may delay making a payment or processing a transfer request if:

..    the New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC;

..    an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets; or

..    for such other periods as the SEC by order may permit.


We may also defer making payments attributable to a check that has not cleared the bank on which it is drawn. We reserve the right to defer payments from the Guaranteed Interest Account for up to six months.

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to provide additional information about your account to government regulators. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

TELEPHONE TRANSACTIONS

You may request a transfer of Fund Value or change allocation instructions for future premiums by telephone if you have completed and signed a telephone transfer authorization form, and we have received that form at our Administrative Office. You may elect these privileges when you apply for the Policy. We may record all or part of any telephone conversation with respect to transfer and allocation instructions. We will process your telephone instructions as of the end of the Business Day that we receive them, subject to the limitations stated in this prospectus. We will only accept telephone transfer and allocation instructions if they are complete and correct.

We have adopted guidelines (which we believe to be reasonable) relating to telephone transfers and allocation instructions. These guidelines, among other things, outline procedures to be followed which are designed to prevent unauthorized instructions. If these procedures are followed, the we will not be liable for, and you will therefore bear the entire risk of, any loss as a result of our following telephone instructions if such instructions prove to be fraudulent. A copy of the guidelines and our form for electing telephone transfer privileges is available from your agent or by calling us at 1-800-487-6669.

Please note that our telephone system may not always be available. Any telephone system, whether it is yours, your service provider's, or your registered representative's, can experience unscheduled outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our system handle heavy use, we cannot promise complete reliability under all circumstances. If your are experiencing problems, you may make your transaction request by writing our Administrative Office.

--------------------------------------------------------------------------------
                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

We will deduct the charges described below to cover our costs and expenses, services provided, and risks assumed under the Policies. We incur certain costs and expenses for the distribution and administration of the Policies and for providing the benefits payable thereunder.

Services and benefits we provide:

     .    the Death Benefit, surrender benefit and loan benefit under the
          Policy;
     .    investment options, including premium allocations;
     .    administration of elective benefits; and
     .    the distribution of reports to Owners.

Costs and expenses we incur:

     .    processing applications for and issuing the Policies;
     .    maintaining records;
     .    administering settlement options;
     . furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
     .    reconciling and depositing cash receipts;

     . those associated with underwriting applications and increases in Specified Amount;
     . sales and marketing expense, including compensation paid in connection with the sales of the Policies;
     .    providing toll-free inquiry services;
     . other costs of doing business, such as federal, state and local premium taxes and other taxes and fees.

The risks we assume include:

     . that the Insured may live for shorter period of time than estimated, resulting in the payment of greater Death Benefits than expected; and
     . that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, surrender charges we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

DEDUCTIONS FROM PREMIUM PAYMENTS

We deduct a sales charge and a tax charge from each premium payment before we apply that payment to your Fund Value. The sales charge is a percentage of each premium paid and varies based on the total of the Specified Amount plus the Term Life Term Insurance Rider plus the Additional Term Life Insurance Rider amount in effect. The amount of the sales charge is as follows:

--------------------------------------------------------------------------------
        Insurance Amount                                Policy Year
--------------------------------------------------------------------------------
Specified Amount in force of less than            4% Policy Years 1-10
$500,000                                          1% Policy Years 11 and later
--------------------------------------------------------------------------------
Specified Amount in force of $500,000 or          2% Policy Years 1-10
more                                              0.5% Policy Years 11 and later
--------------------------------------------------------------------------------

We also deduct a tax charge for state and local premium taxes and for federal deferred acquisition costs. The state and local premium tax charge is currently 2.25% of your premium payment (this is an approximate average of the actual premium tax imposed by a jurisdiction; jurisdictions impose charges that range from 0% to 4% of a premium payment), while the federal tax charge for deferred acquisition costs of the Company is currently 1.25% of your premium payment. We do not assess this charge if you purchased the Policy under an individual qualified plan. We also will not deduct the federal tax deferred acquisition cost charge in other situations where the premiums received from you are not subject to this tax. We reserve the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to us.

DEDUCTIONS FROM THE VARIABLE ACCOUNT

We deduct a daily maximum charge of 0.000959% from each Subaccount. This corresponds to a maximum effective annual rate of .35% of net assets. We do not assess this charge against assets in the Guaranteed Interest Account or in the Loan Account. The mortality and expense risk charge is part of the net investment factor calculation we make. See "How Your Fund Value Varies."

The mortality and expense risk charge compensates us for assuming mortality and expense risks under the Policies. The mortality risk we assume is that Insureds, as a group, may live for a shorter period of time than estimated. Therefore, the cost of insurance charges specified in the Policy will not be enough to meet our actual claims. The expense risk we assume is that other expenses incurred in issuing and administering the Policies and operating the Variable Account will be greater than the amount estimated when setting the charges for these expenses.

DEDUCTIONS FROM FUND VALUE - THE MONTHLY DEDUCTION

We take a Monthly Deduction from the Fund Value on the Policy Date and on each Monthly Anniversary Day. We will make the deduction by canceling Units in each Subaccount and withdrawing amounts from the Subaccount. We will take the Monthly Deduction on a pro-rata basis from the Subaccounts and the Guaranteed Interest Account (i.e., in the same proportion that the value in each Subaccount and the Guaranteed Interest Account bears to the sum of all Subaccounts and the Guaranteed Interest Account on the Monthly Anniversary Day). Because portions of the Monthly Deduction can vary from month-to-month, the Monthly Deduction will also vary.

The Monthly Deduction equals:

     .    The cost of insurance charge for the Policy; plus
     .    The administrative charge; plus
     .    The Per $1,000 Specified Amount charge; plus
     .    The enhanced maturity extension charge (if benefit elected); plus
     .    The charges for any optional insurance benefits.

Cost of Insurance. We assess a monthly cost of insurance charge to compensate us for insuring the Death Benefit (i.e., the anticipated cost of paying a death benefit that exceeds your Fund Value). Depending on a number of factors (such as gender, age, risk class, and policy duration), the cost of insurance charge may vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. To determine your cost of insurance charge on a Monthly Anniversary Day, we multiply the cost of insurance rate at the Insured's attained age by the amount at risk and divide that amount by 1,000.

The amount at risk depends in part on the Death Benefit Option that you selected and your Policy's Fund Value on the Monthly Anniversary Day. Other factors that affect the amount at risk include investment performance, payment of premiums, and charges to the policy. If you elected Death Benefit Option 1, your amount at risk on a Monthly Anniversary Day is the difference between 1 and 2 where:

          1. is the Death Benefit that would have been payable in the event of the death of the Insured on that Monthly Anniversary Day divided by 1.003675; and

          2. is the Fund Value on that Monthly Anniversary Day before we assess the Monthly Deduction.

If you elected Death Benefit Option 2, your amount at risk on a Monthly Anniversary Day is equal to the sum of 1 and 2 where:

          1.   your Specified Amount in force; and

          2. the excess between the Death Benefit payable on that Monthly Anniversary Day, less Fund Value on that Day, less the Specified Amount in force.

The cost of insurance rate for the Insured is based on age, gender, and risk class. We currently place Insureds into the following risk classes when we issue the Policy: Preferred Nonsmoker, Preferred Smoker, Standard Nonsmoker, Standard Smoker, or Special Class. The original risk class applies to the initial Specified Amount. The cost of insurance rate generally increases with the age of the Insured.

We calculate the insurance rate separately for the initial Specified Amount and for any increase in Specified Amount. A different risk class may apply to any increase, based on the Insured's circumstances at the time of the increase in Specified Amount.

We may change the insurance rates from time to time at our sole discretion, but we guarantee that the insurance rates we charge will never exceed the maximum rates shown in your Policy. These rates are based on the 1980 Commissioners' Standard Ordinary Mortality Tables. The maximum insurance rates are based on the Insured's age last birthday at the start of the Policy Year. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policies, and depend on our expectation of future experience with respect to investment earnings, mortality, expenses, persistency, and taxes. A change in rates will apply to all persons of the same age, gender (where applicable), and risk class and whose Policies have been in effect for the same length of time.

Our insurance rates distinguish between women and men. We offer Policies based on unisex mortality tables if required by state law.

Administrative Charge. We deduct a $5.00 charge each month to compensate us for administrative expenses.

Per $1,000 Specified Amount Charge. We deduct this charge during the first 10 Policy Years and for 10 Policy Years following an increase in Specified Amount. This charge is made per $1,000 of Specified Amount based on the Insured's issue age on the Policy Date (or date of the increase), gender, smoking status and Specified Amount. We show the maximum amount of these charges in the "Fee Table" section of this Prospectus.

Optional Insurance Benefits Charge. We charge you each month for the optional insurance benefits you added to your Policy by rider. We state these charges in the Fee Table and your Rider. We describe the charges for the Guaranteed Death Benefit to Age 100, Additional Term Life Insurance Rider, and Term Life Term Rider below.

Charges for the Guaranteed Death Benefit to Age 100 Rider, the additional Term Life Insurance Rider, and the Term Life Term Rider are deducted when we issue the Rider and each Monthly Anniversary Day. They are based on the cost of insurance charges and [ ] [to be added].

TRANSACTION CHARGES

Surrender Charge. We assess a surrender charge against Fund Value upon a full surrender of the Policy to reimburse us for the costs of selling the Policies. We base the surrender charge on a factor per $1,000 of initial Specified Amount (or upon an increase in Specified Amount); this factor grades from 80% to zero over 15 years for Insured's age 75 or younger (over 10 years for Insured issue ages 76-85) based on a schedule. The factors per $1,000 vary by issue age, gender, and risk class. The grading percentages (as shown below) vary based on issue age and number of full years since we issued the Policy (or since we increased the Specified Amount).

                                     Applicable                 Applicable
                                   Percentage for             Percentage for
             Policy Years         Issue Ages 0-75            Issue Ages 76-85
             ------------         ---------------            ----------------
                  1-3                   80%                         80%
                   4                    80                          70
                   5                    80                          60
                   6                    80                          50
                   7                    80                          40
                   8                    70                          30
                   9                    60                          20
                  10                    50                          10
                  11                    40                           0
                  12                    30                           0
                  13                    20                           0
                  14                    10                           0
                  15+                    0                           0

--------------------------------------------------------------------------------
Example: If a male Insured age 35 purchases a Policy with a Specified Amount of $100,000, the per $1,000 of initial Specified Amount surrender charge factor would be $7.25 (Preferred nonsmoker). The maximum surrender charge during the first seven Policy Years would be 80% of (100 x 7.25) or $580.00.

The maximum surrender charge per $1,000 of initial Specified Amount factor would be $64.00 based upon the assumptions described above and if the Policy were purchased by a male insured age 85, standard smoker.
--------------------------------------------------------------------------------

We do not assess a surrender charge for partial surrenders. We do assess a partial surrender fee.

Partial Surrender Fee. We deduct a partial surrender fee of $10 on each partial surrender you make. We allocate the fee between your remaining Fund Value in the Subaccounts and in the Guaranteed Interest Account on a pro-rata basis, based on the allocation percentages you specified for the partial surrender.

Transfer Charge. We reserve the right to assess a $25 transfer charge for each transfer you make among the Subaccounts and between the Subaccounts and the Guaranteed Interest Account after the 12th transfer in any Policy Year. We currently do not assess this charge.

Other Charges. We may charge the Subaccounts for federal income taxes that we incur and are attributable to the Variable Account. No such charge is currently assessed.

--------------------------------------------------------------------------------
                               TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following provides a general description of the federal income tax considerations relating to the Policy. This discussion is based upon our understanding of the present federal income tax laws as the Internal Revenue Service ("IRS") currently interprets them. This discussion is not intended as tax advice. Tax laws are very complex and tax results will vary according to your individual circumstances. A person considering the purchase of the Policy may need tax advice. It should be understood that these comments on federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Policy. This discussion does not address other Federal tax issues such as estate, gift, and generation skipping transfer taxes, or state and local income, estate, gift and inheritance tax consequences associated with this Policy. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

Under Section 7702 of the Code, a Policy will be treated as a life insurance policy for federal tax purposes if one of two alternate tests are met. These tests are:

          (1)  Cash Value Accumulation Test

          (2)  Guideline Premium/Cash Value Corridor Test

When you apply for a Policy you will irrevocably choose which of the two tests will be applied to your Policy.

We believe that the Policy meets this statutory definition of life insurance and hence will receive federal income tax treatment consistent with that of fixed life insurance. Thus, the death benefit should be excludable from the gross income of the beneficiary (whether the beneficiary is a corporation, individual or other entity) under Section 101(a)(1) of the Code for purposes of the regular federal income tax. You generally should not be considered to be in constructive receipt of the cash values under the Policy until a full surrender, or maturity of the Policy, or a partial surrender. In addition, certain Policy loans may be taxable in the case of policies that are modified endowment contracts.

MODIFIED ENDOWMENT CONTRACTS

The Technical and Miscellaneous Revenue Act of 1988 established a new class of life insurance contracts referred to as modified endowment contracts. A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium."

Changes in benefits may require testing to determine if the Policy is to be classified as a modified endowment contract. A modified endowment contract is treated differently for tax purposes then a contract which is not a modified endowment contract.

Pre-death distributions and policy loans from modified endowment contracts lesser of 1). the amount of the distribution or 2). may result in taxable income more readily than such distributions from other life insurance contracts. Upon full surrender or maturity of the Policy, the Policy owner would recognize ordinary income for federal income tax purposes. Ordinary income generally will equal the amount by which the Policy Value without reduction for outstanding Policy loans exceeds the investment in the Policy. (The investment in the Policy is usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income.) The tax law provides for aggregation of two or more policies classified as modified endowment contracts if:

          1. The policies are purchased from any one insurance company (including the Company), and

          2.   The purchases take place during a calendar year.

The policies are aggregated for the purpose of determining the part of the pre-death distributions allocable to income on the policies and the part allocable to investment in the policies.

Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax. This additional tax is equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received when the taxpayer is at least 59 1/2 years old and in certain other situations.

A contract may not be a modified endowment contract originally but may become one later. Treasury Department regulations, yet to be prescribed may provide guidance on pre-death distributions received in anticipation of the Policy's failure to meet the seven-pay premium test. These distributions are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxed as described above). This treatment is applied even though the Policy was not yet a modified endowment contract. The Code defines a distribution in anticipation of failing the test as one made within two years of the Policy being classified as a modified endowment contract.

POLICIES WHICH ARE NOT MODIFIED ENDOWMENT CONTRACTS

If a Policy is not a modified endowment contract distributions are treated as follows. Upon a full surrender or maturity of a Policy for its Cash Value, the excess if any, of the Policy Value can be reduced for outstanding Policy loans minus the cost basis under a Policy will be treated as ordinary income for federal income tax purposes. A Policy's cost basis will usually equal the premiums paid less any premiums previously recovered through partial surrenders. Under Section 7702 of the Code, special rules apply to determine whether part or all the cash received through partial surrenders in the first 15 Policy Years is paid out of the income of the Policy and therefore subject to income tax. Cash distributed to an Owner on partial surrenders occurring more than 15 years after the Policy date will be taxable as ordinary income to the Owner to the extent that it exceeds the cost basis under a Policy.

We believe that loans received under Policies that are not modified endowment contracts will be treated as indebtedness of the Owner. Thus, no part of any loan under the Policy will constitute income to the owner until the Policy matures, unless the Policy is surrendered before it matures. Interest paid (or accrued by an accrual basis taxpayer) on a loan under a Policy that is not a modified endowment contract may be deductible. Deductibility will be subject to several limitations, depending upon (1) the use to which the proceeds are put and (2) the tax rules applicable to the Policy owner.

Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

The Company Does Not Make Any Guarantee Regarding The Tax Status Of Any Policy.

CHARGE FOR COMPANY INCOME TAXES

For federal income tax purposes, variable life insurance generally is treated in a manner consistent with fixed life insurance although there are a few important differences. The Company will review the question of a charge to the Variable Account for the Company's federal income taxes periodically. A charge may be made for any federal income taxes incurred by the Company that are attributable to the Variable Account. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws or in the cost to the Company, the Company reserves the right to charge the Variable Account for any such taxes attributable to the Variable Account.

--------------------------------------------------------------------------------
                            OTHER POLICY INFORMATION
--------------------------------------------------------------------------------

EXCHANGE PRIVILEGE

During the first 24 months following the Policy Date, you may exchange your Policy for a policy where the investment experience is guaranteed. To accomplish this, the entire amount in the Subaccounts of the Variable Account is transferred to the Guaranteed Interest Account. All future premiums are allocated to the Guaranteed Interest Account. This serves as an exchange of your Policy for the equivalent of a flexible premium universal life policy. No charge is imposed on the transfer when you exercise the exchange privilege.

ASSIGNMENT

You may assign any interest in your Policy to another person. You must send written notice of the assignment to us at our Administrative Office. The assignment will take effect once we have recorded the assignment. We may rely solely on the statement of the assignee as to the amount of his or her interest. All assignments will be subject to Outstanding Debt. Please see your Policy for more information.

SETTLEMENT OPTIONS

We offer several settlement options as alternatives to the payment of Death Benefit proceeds or Cash Value in a lump sum.

In selecting a settlement option: (1) the proceeds applied must be at least $1,000; and (2) the payee cannot be a corporation, association, or fiduciary. We will make payments under a settlement option monthly unless you or the payee request that we make the payments quarterly, semiannually or annually. If payments of the chosen frequency would be less than $25 each, we may use a less frequent payment basis.

You, while the Insured is living, or your payee (not more than one month after the proceeds become payable) may select a settlement option by writing us at our Administrative Office. Please review your Policy for more information about the settlement options.

MISSTATEMENT OF AGE OR SEX

If you misstated the Insured's age or sex in your application, we will adjust the Death Benefit proceeds. The amount of any Death Benefit proceeds will be the sum of (a) and (b) where: (a) is the Fund Value on the date of death of the Insured; and (b) is the amount at risk on the last Monthly Anniversary Day, multiplied by the ratio of the insurance rate on the last Monthly Anniversary Day based on the incorrect age or gender to the insurance rate that would have applied on that Monthly Anniversary Day based on the correct age or gender. A misstatement of age or gender does not affect Fund Value.

SUICIDE EXCLUSION

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date or reinstatement date, we will limit the Death Benefit proceeds to the premium payments less any partial surrender amounts (and their fees) and any Outstanding Debt. If an Insured dies by suicide, while sane or insane, within two years of the effective date of any increase in the Specified Amount, the amount payable with respect to that increase will be limited to the cost of insurance charges you paid with respect to such increase. Certain states may require suicide exclusion provisions that differ from those stated here.

INCONTESTABILITY

The Policy limits our right to contest the Policy as issued or as increased, except for material misstatements contained in the application or a supplemental application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Policy Date, or effective date of the increase in Specified Amount.

OTHER CHANGES TO YOUR POLICY

At any time, we may make such changes in the Policy as are necessary:

     . to assure compliance at all times with the definition of life prescribed by the Internal Revenue Code;
     . to make the Policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or
     . to reflect a change in the operation of the Variable Account, if allowed by the Policy.

Only one of our executive officers has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. An executive officer of the Company must sign all endorsements, amendments, or riders to be valid.

--------------------------------------------------------------------------------
                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

SALE OF THE POLICIES

We have entered into a distribution agreement with MONY Securities Corporation ("MSC"), a wholly owned subsidiary of MONY Life Insurance Company, to act as principal underwriter and for the distribution and sale of the Policies. MSC is registered as a broker dealer under the Securities Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MSC offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business and are also licensed as life insurance agents of the Company. More information about MSC and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

Compensation payable to MSC's sales representatives for the sale of the Policies will be based upon the following schedule. After issue of the Policy, commissions will equal at most 50% of premiums paid up to a maximum amount. Thereafter, commissions will equal at most 3.8% of any additional premiums plus, beginning in the second Policy Year on each succeeding quarterly anniversary for so long as the policy shall remain in effect, an annualized rate of 0.25% of the Fund Value of the Policy. Upon any subsequent increase in Specified Amount, commissions will equal at most 50% of premiums paid on or after the increase up to a maximum amount. Thereafter, commissions will return to no more than the 3.8% level. Further, registered representatives may be eligible to receive certain bonuses and other benefits based on the amount of earned commissions.

In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by Company, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. The Company makes no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses.

MSC will receive 12b-1 fees from certain of the Funds as compensation for providing certain distribution and shareholder support services.

MSC may enter into selling agreements with other broker dealers that are members of the NASD and whose representatives are authorized by applicable law to sell variable life insurance policies. Commissions paid to these broker dealers for their representatives will not exceed the commissions described above. The selling agreement does not restrict these broker dealers from retaining a portion of commissions.

We intend to recapture commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy owners or the Variable Account.

OTHER INFORMATION

We filed a registration statement with the SEC under the Securities Act of 1933, as amended, for the Policies being offered here. This prospectus does not include all of the information set forth in the registration statement (including the Statement of Additional Information), its amendments, and exhibits. Statements in this prospectus about the content of the Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC. You may obtain these documents from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees, or by assessing the SEC's website at http//www.sec.gov.

LEGAL PROCEEDINGS

The Company, like all other companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or the Variable Account.

--------------------------------------------------------------------------------
                              POLICY ILLUSTRATIONS
--------------------------------------------------------------------------------

Upon request, the Company will send you an illustration of future benefits under the Policy based on both guaranteed and current cost assumptions. You should obtain a personalized illustration before purchasing a Policy.

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

We may advertise the performance of the MONY America Variable Account L's Subaccounts. We will also report performance to Owners and may make performance information available to prospective purchasers. In addition, we may advertise the performance of the underlying portfolios of the corresponding MONY America Variable Account L's Subaccounts.

Performance information may show the change in an Owner's Fund Value in one or more Subaccounts, or as a change in an Owner's death benefit. Performance information may be expressed as a change in an Owner's Fund Value over time or in terms of the average annual compounded rate of return on the Owner's Fund Value. Such performance is based upon a hypothetical policy in which premiums have been allocated to a particular Subaccount over certain periods of time that will include one, five and ten years, or from the commencement of operation of the Subaccount if less than one, five, or ten years. Any such quotation may reflect the deduction of all applicable charges to the Policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The quotation may also reflect the deduction of the surrender charge, if applicable, by assuming surrender at the end of the particular period. However, other quotations may simultaneously be given that do not assume surrender and do not take into account any deduction of charges imposed by the Policy.

Performance information for the Variable Account may be compared in advertisements, sales literature, and reports to Owners to:

          1. Other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria, and

          2. The Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a policy.

Reports and promotional literature may also contain the Company's rating or a rating of the Company's claim paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

Performance information for any Subaccount reflects only the performance of a hypothetical Policy whose Cash Value is allocated to the Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolios of the Funds in which MONY America Variable Account L invests. The market conditions during the given period of time should not be considered as a representation of what may be achieved in the future.

We may also use performance in cases where we add new Subaccounts which purchase shares of underlying Funds in existence prior to the formation of such Subaccounts. In such cases we will use the historical performance of the Fund with the current expenses of the applicable Subaccount under the Policy.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Our financial statements and the financial statements of the Variable Account are contained in the SAI. You should distinguish the financial statements of the Company included in this prospectus from the financial statements of the Variable Account. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies. You should not consider the financial statements of the Company as affecting the investment performance of the assets held in the Variable Account.

--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------

For your convenience, we are providing a glossary of the special terms we use in this prospectus.

Administrative Office - our office at 1740 Broadway, New York, New York 10019. The telephone number for the Administrative Office is 1-800-487-6669.

Beneficiary - the person or entity you designate to receive the death benefit payable at the death of the Insured.

Business Day - is any day the New York Stock Exchange is open for regular trading or on any other day there is enough trading to change the Unit value of the Subaccount. Our Business Day ends at 4:00 pm Eastern time.

Cash Value - the Cash Value of the Policy less any surrender charge and any Outstanding Debt.

Fund - any open-end management investment company in which the Variable Account invests.

Fund Value - the total amount under the Policy in each Subaccount, the Guaranteed Interest Account, and the Loan Account.

General Account - assets of the Company other than those allocate to the Variable Account or any of our other separate accounts.

Guaranteed Interest Account - is a fixed account that is part of our General Account.

Insured - the person on whose life we base this Policy.

Loan Account - an account to which we transfer amounts from the Subaccounts of the Variable Account and the Guaranteed Interest Account to use as collateral for any Policy loan that you request. We will credit interest to the Loan Account at a rate not less than 4.0%. The Loan Account is part of the Company's General Account.

Maturity Age - the policy anniversary following the Insured's 100th birthday. The maturity date is the date the Policy reaches the Maturity Age.

Minimum Monthly Premium - the premium you must pay to put this Policy into effect, and is the basis of the minimum monthly premium test.

Monthly Anniversary Day - the first Business Day of each policy month.

Monthly Deduction - a deduction we take on each Monthly Anniversary Day that consists of the cost of insurance charge, any additional benefit charges, an administrative charge, and a Per $1,000 Specified Amount charge.

Outstanding Debt - the unpaid balance of any loan which you request on the Policy. The unpaid balance includes accrued loan interest which is due and has not been paid by you.

Owner - the owner of the Policy. "You" or "your" refers to the Owner.

Policy - the Policy with any attached application(s), any riders, and any endorsements.

Policy Date - the date we authorize the Policy to be delivered to you (we call this the "policy release date") or, if later, the date as you requested your Policy to become effective. We measure Policy Years and anniversaries from the Policy Date. The Policy Date is shown in your Policy. If the Policy Date is the 29th, 30th, or 31st of a month, there will be some calendar months when there is no such date. For those months, the policy month will start on the last day of the calendar month.

Specified Amount - the minimum death benefit for as long as the Policy remains in effect.

Subaccount - a subdivision of the Variable Account that invests exclusively in share of a Fund.

Unit - the measure of value in a Subaccount.

Variable Account - MONY America Variable Account L, a segregated asset account of the Company into which you allocate premiums and transfer Fund Value.

--------------------------------------------------------------------------------
              STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

MONY LIFE INSURANCE COMPANY OF AMERICA ....................................    1
MONY AMERICA VARIABLE ACCOUNT L ...........................................    1
ADDITIONAL POLICY INFORMATION .............................................    1
The Policy ................................................................    1
State Variations ..........................................................    2
Temporary Insurance Coverage ..............................................    2
Death Benefit Payable During Grace Period .................................    2
Sales Charge ..............................................................    2
Our Right to Contest the Policy ...........................................    2
Ownership Rights ..........................................................    3
Selecting and Changing the Beneficiary ....................................    3
Assigning the Policy ......................................................    3
Dividends .................................................................    3
Settlement Options ........................................................    3
SUPPLEMENTAL BENEFITS AND RIDERS ..........................................    4
Enhanced Maturity Extension Rider .........................................    5
Maturity Extension Rider ..................................................    5
Spouse's Yearly Renewable Term Rider ......................................    5
Accidental Death And Dismemberment Rider ..................................    5
Purchase Option Rider .....................................................    5
Waiver Of Monthly Deduction Rider .........................................    5
Waiver Of Specified Premiums Rider ........................................    6
Accelerated Death Benefit Rider ...........................................    6
Children's Term Life Insurance Rider ......................................    6
SALE OF THE POLICIES ......................................................    6
ADDITIONAL INFORMATION ....................................................    7
Policies Issued in Conjunction with Employee Benefit Plans ................    7
Legal Developments Regarding Unisex Actuarial Tables ......................    7
Purchase and Redemption of Portfolio Shares ...............................    8
Potential Conflicts of Interest ...........................................    8
Reports to Owners .........................................................    8
Records ...................................................................    9
Service Agreement .........................................................    9
Legal Matters .............................................................    9
Experts ...................................................................    9
Financial Statements ......................................................   10
Index to Financial Statements .............................................   11

[Outside Back Cover Page]

To learn more about us, the Policy (including more information concerning compensation paid for the sale of the Policy) and the Variable Account, you should read the Statement of Additional Information ("SAI") dated the same date as this prospectus. The Table of Contents for the SAI is on the last page of this Prospectus. For a free copy of the SAI, please contact your agent, call us toll-free at 1-800-487-6669, or write us at our Administrative Office.

You may also contact your agent, call us toll-free, or write us at our Administrative Office if you wish to receive personalized illustrations of your Policy's Death Benefits, Cash Values and Fund Values, and to request other information about your Policy.

The SAI has been filed with the SEC and is incorporated by reference into this Prospectus and is legally a part of this Prospectus. You may review and copy information about us and the Policy (including the SAI) at the SEC's Public Reference Room in Washington, DC, or you may obtain information upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549-0102 or by accessing the SEC's website at http://www.sec.gov. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-4234

                         MONY AMERICA VARIABLE ACCOUNT L

                       STATEMENT OF ADDITIONAL INFORMATION
                                     for the
           Individual Flexible Premium Variable Life Insurance Policy

                                    Issued by

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                                  1740 Broadway
                               New York, NY 10019

                             Administrative Office:
                                  1740 Broadway
                               New York, NY 10019
                                 (800) 947-3593

This Statement of Additional Information ("SAI") contains additional information regarding the individual flexible premium variable life insurance policy (the "Policy") offered by MONY Life Insurance Company of America ("we," "us," "our," or the "Company"). This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated May 1, 2003 and the prospectuses for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Series Fund, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS Variable Insurance Trust, MONY Series Fund, Inc., PIMCO Variable Insurance Trust and The Universal Institutional Funds, Inc. You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

The date of this Statement of Additional Information is May 1, 2003.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS


MONY LIFE INSURANCE COMPANY OF AMERICA ....................................    1
MONY AMERICA VARIABLE ACCOUNT L ...........................................    1
ADDITIONAL POLICY INFORMATION .............................................    1
  The Policy ..............................................................    1
  State Variations ........................................................    2
  Temporary Insurance Coverage ............................................    2
  Death Benefit Payable During Grace Period ...............................    2
  Sales Charge ............................................................    2
  Our Right to Contest the Policy .........................................    2
  Ownership Rights ........................................................    3
  Selecting and Changing the Beneficiary ..................................    3
  Assigning the Policy ....................................................    3
  Dividends ...............................................................    3
  Settlement Options ......................................................    3
SUPPLEMENTAL BENEFITS AND RIDERS ..........................................    4
  Enhanced Maturity Extension Rider .......................................    5
  Maturity Extension Rider ................................................    5
  Spouse's Yearly Renewable Term Rider ....................................    5
  Accidental Death And Dismemberment Rider ................................    5
  Purchase Option Rider ...................................................    5
  Waiver Of Monthly Deduction Rider .......................................    5
  Waiver Of Specified Premiums Rider ......................................    6
  Accelerated Death Benefit Rider .........................................    6
  Children's Term Life Insurance Rider ....................................    6
SALE OF THE POLICIES ......................................................    6
ADDITIONAL INFORMATION ....................................................    7
  Policies Issued in Conjunction with Employee Benefit Plans ..............    7
  Legal Developments Regarding Unisex Actuarial Tables ....................    7
  Purchase and Redemption of Portfolio Shares .............................    8
  Potential Conflicts of Interest .........................................    8
  Reports to Owners .......................................................    8
  Records .................................................................    9
  Service Agreement .......................................................    9
  Legal Matters ...........................................................    9
  Experts .................................................................    9
  Financial Statements ....................................................   10
  Index to Financial Statements ...........................................   11

--------------------------------------------------------------------------------
                     MONY LIFE INSURANCE COMPANY OF AMERICA
--------------------------------------------------------------------------------

We are a stock life insurance company organized in the State of Arizona. We are the corporate successor of VICO Credit Life Insurance Company incorporated in Arizona on March 6, 1969, and are currently licensed to sell life insurance and annuities in 49 states (not including New York), the District of Columbia, Puerto Rico, and the Virgin Islands.

We are a wholly owned subsidiary of MONY Life Insurance Company ("MONY"). MONY was organized as a mutual life insurance company under the laws of the State of New York in 1842 under the name The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization did not have any material effect on the obligations of the Company under the policy or on MONY America Variable Account L. The principal offices of both MONY and the Company are located at 1740 Broadway, New York, New York 10019.

MONY Securities Corporation, a wholly owned subsidiary of the Company, is the principal underwriter for the Policies.

We are subject to regulation by the state of Arizona and regulation by the Commissioner of Insurance in Arizona. We file an annual statement with the state of Arizona, and periodically, the Commissioner of Insurance for the State of Arizona assesses our liabilities and reserves and those of the Variable Account and assesses their adequacy. We are also subject to the insurance laws and regulation of other states in which we are licensed to operate.

--------------------------------------------------------------------------------
                         MONY AMERICA VARIABLE ACCOUNT L
--------------------------------------------------------------------------------

The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"), and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management of investment practices or policies by the SEC.

--------------------------------------------------------------------------------
                          ADDITIONAL POLICY INFORMATION
--------------------------------------------------------------------------------

THE POLICY

The Policy, any attached riders and/or endorsements, the application and any supplemental applications make up the entire contract. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

                                      SAI-1

STATE VARIATIONS

Any state variations in the Policy are covered in a special policy form for use in that state. The prospectus and SAI provide a general description of the Policy. Your Policy and any endorsements or riders are the controlling documents. If you would like to review a copy of your Policy and its endorsements and riders, if any, contact our Administrative Office.

TEMPORARY INSURANCE COVERAGE

If applied for temporary insurance coverage and we issued your Policy in Kansas, your temporary insurance coverage will end:

     .    the policy release date, if the Policy is issued as applied for;
     . the 15th day after the policy release date or the date the Policy takes effect, if the policy is issued other than as applied for;
     .    the date you tell us that the Policy will be refused; and
     . the day we provide written notice to you that we will not issue the Policy and we refund your premium.

DEATH BENEFIT PAYABLE DURING GRACE PERIOD

For Policies issued in the State of New Jersey, we will calculate the death benefit payable during the grace period as follows: If the Insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately before the start of the grace period, reduced by:

          1. the lesser of any balance needed for the Minimum Monthly Premium for the following month or any balance needed for the Monthly Deduction; and
          2.   any Outstanding Debt.

SALES CHARGE

If we issued your Policy in New Jersey, the sales charge is 4% for all policy years where the Specified Amount plus any term life insurance in force is less than $500,000 and 2% for all policy years when the Specified Amount plus any term life insurance in force is $500,000 or more.

OUR RIGHT TO CONTEST THE POLICY

In issuing the Policy, we rely on all statements made by or for you and/or the Insured in the application or in a supplemental application. Therefore, we may contest the validity of the Policy based on material misstatements made in the application (or any supplemental application).

However, we will not contest the Policy as issued or as increased, except for material misstatements contained in the application or a supplemental application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Policy Date, or effective date of the increase in Specified Amount.

                                      SAI-2

OWNERSHIP RIGHTS

You, as the Owner, may exercise certain rights under the Policy. Besides the rights described in the prospectus, you have the following rights:

SELECTING AND CHANGING THE BENEFICIARY

You name the Beneficiary when you apply for the Policy. You may designate if the Beneficiary has to be living or surviving at the Insured's death. If you so designate, then, unless otherwise provided, that Beneficiary must be living on the 14th day after the Insured's death or, if earlier, the date we receive due proof of the Insured's death. The share of the Death Benefit proceeds of any Beneficiary who is not living on the earlier day will be payable to remaining Beneficiaries.

Unless provided in the Beneficiary designation, if there is no Beneficiary named or living on the date of the Insured's death, we will pay the Death Benefit proceeds to the Insured's executors or administrators.

You may change the Beneficiary, unless you have given up this right, as long as the Insured is living by writing us at our Administrative Office. The change will take effect when we record it retroactively as of the date the request was signed. The change will be subject to any payment we made before we received notice of the change of Beneficiary at our Administrative Office.

ASSIGNING THE POLICY

You may assign any interest in your Policy to another person. You must send written notice of the assignment to us at our Administrative Office. The assignment will take effect once we have recorded the assignment. We may rely solely on the statement of the assignee as to the amount of his or her interest. All assignments will be subject to Outstanding Debt.

DIVIDENDS

This Policy is non-participating.  We do not pay dividends on the Policy.

SETTLEMENT OPTIONS

You may receive your proceeds in a lump sum or under the following settlement options:

Option 1. Interest Income -Under this option, we hold the proceeds and credit the interest earned on those proceeds to the payee. We set the rate of interest for each year, but that rate will never be less than 2 3/4% a year. This Option will continue until the earlier of the date the payee dies or the date you elect another settlement option.

Option 2. Income for Specified Period - Under this option, the payee receives an income for the number of years chosen. We then calculate an income that will be based on the Minimum Monthly Income Table 2 for that period. Note that the longer the period selected (i.e., number of years) the lower the dollar amount per $1,000 of proceeds. Payments may be increased by additional interest as we may determine for each year.

                                      SAI-3

Option 3. Single Life Income - Under this option, a number of years called the period certain is chosen. We will then pay income to a single payee for as long as that payee lives or for the number of years chosen (the period certain), whichever is longer. If the payee dies after the end of the period certain, the income payments will stop. The period certain elected may be: (a) 0, 10, or 20 years; or (b) until the total income payments equal the proceeds applied (this is called a refund period certain).

We will calculate the amount of the income payments on the date the proceeds become payable. This amount will be at least as much as the applicable amount show in the Minimum Monthly Income Table 3 shown in your Policy. The income amounts are based on the 1983 Table a (discrete functions, without projections for future mortality) with 3 1/2% interest.

If the income payments for the period certain elected are the same as income payments based on another available longer period certain, we will deem an election to have been made for the longer period certain.

Option 3A. Joint Life Income - We pay income during the joint lifetime of two people (the payee and another person). That means if one person dies, we will continue to pay the same income (or a lesser income) to the survivor for as long as the survivor lives.

The survivor may receive the same dollar amount that we were paying before the first payee died or two-thirds of that amount depending on the election made at the time of settlement. Note that if the lesser (two-thirds) amount paid to the survivor is elected, the dollar amount payable while both persons are living will be larger than it would have been if the same amount paid to the survivor had been elected.

We will calculate the amount of income payable while both persons are living (the joint lifetime) on the date the proceeds become payable. This amount will be at least as much as the applicable amount shown in the Minimum Monthly Income Table 3A shown in your Policy. The minimum income amounts are based on the 1983 Table "a" (discrete functions, without projections for future mortality) with 3 1/2% interest.

If a person for whom Option 3A is chosen dies before the first income amount is payable, the survivor will receive settlement instead under Option 3 with 10 years certain.

Option 4. Income of Specified Amount - Under this option, the dollar amount of the income payments is chosen. We will pay that amount for as long as the proceeds and interest last, but the dollar amount chosen must add up to a yearly amount of at least 10% of the proceeds applied. Interest will be credited annually on the balance of the proceeds. We set the rate of interest for each year, but that rate will never be less than 2 3/4 % a year.

We also may pay proceeds under any other option to which we and the payee may agree.

--------------------------------------------------------------------------------
                        SUPPLEMENTAL BENEFITS AND RIDERS
--------------------------------------------------------------------------------

Subject to certain requirements, you may elect to add one or more of the optional insurance benefits described below. You may add these benefits when you apply for your Policy. These other optional benefits are added to your Policy by an addendum called a rider. We describe the

                                      SAI-4

Guaranteed Death Benefit to Age 100, Additional Term Life Insurance and Term Life Term Riders in the prospectus. We describe the remaining riders below.

ENHANCED MATURITY EXTENSION RIDER

This rider provides the option to extend coverage beyond the original maturity date of the Policy until the date death proceeds become payable such that the death benefit at maturity is determined in the same manner as it was prior to the original maturity date. Death proceeds payable upon the Insured's death on and after the original maturity date will equal the Death Benefit as determined under the Policy using 101% as the applicable percentage of Fund Value. There is a monthly cost for this rider which is deducted monthly from the Fund Value.

If you elect this rider, the Maturity Extension Rider will not be effective. If you elect to end this rider, we will automatically provide coverage under the Maturity Extension Rider.

MATURITY EXTENSION RIDER

This rider extends coverage beyond the original maturity date until the date death proceeds become payable. Death proceeds payable upon the surviving Insured's death equal the Cash Value of the Policy at the original maturity date multiplied by a death benefit percentage of 101%. This rider is automatically included in all jurisdictions where available.

SPOUSE'S YEARLY RENEWABLE TERM RIDER

This rider provides for term insurance benefits on the life of the Insured's spouse, to the spouse's age 80.

ACCIDENTAL DEATH AND DISMEMBERMENT RIDER

This rider pays a benefit amount if the Insured dies or suffers a specified dismemberment as a result of an accident. The accident must occur after the Insured's age 5 and before the Insured's age 70.

PURCHASE OPTION RIDER

This rider provides the option to purchase additional coverage as specified in the rider at specific ages or events without providing additional evidence that the Insured remains insurable.

WAIVER OF MONTHLY DEDUCTION RIDER

This rider provides for the waiver of certain charges while the Insured has a covered disability and the policy is in effect. While the Insured is disabled, no deductions are made for (1) monthly administrative charges, (2) Per $1,000 Specified Amount charges, (3) cost of insurance charges, and (4) rider charges.

WAIVER OF SPECIFIED PREMIUMS RIDER

                                      SAI-5

This rider provides for the waiver of the monthly specified premiums (shown on the rider) while the Insured has a covered disability and the policy is in effect. The specified premiums will be added to the Fund Value on each monthly anniversary net charges. We will allocate net premiums among the Subaccounts and the Guaranteed Interest Account according to your most recent instructions. This rider does not waive the Monthly Deductions due under your Policy.

ACCELERATED DEATH BENEFIT RIDER

[To be filed]

CHILDREN'S TERM LIFE INSURANCE RIDER

This rider provides term insurance coverage on the lives of the children of the Insured under age 18. The coverage continues to the policy anniversary after the child's 22nd birthday.

--------------------------------------------------------------------------------
                              SALE OF THE POLICIES
--------------------------------------------------------------------------------

We have entered into a distribution agreement with MONY Securities Corporation ("MSC"), a wholly owned subsidiary of MONY Life Insurance Company, to act as principal underwriter and for the distribution and sale of the Policies. MSC's principal business address is 1740 Broadway, New York, New York 10019. MSC is registered as a broker dealer under the Securities Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

We offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

MSC offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business and are also licensed as life insurance agents of the Company. We pay compensation for the sale of the Policies based upon the following schedule. After issue of the Policy, commissions will equal at most 50% of premiums paid up to a maximum amount. Thereafter, commissions will equal at most 3.8% of any additional premiums plus, beginning in the second policy year on each succeeding quarterly anniversary for so long as the policy shall remain in effect, an annualized rate of 0.25% of the Fund Value of the Policy. Upon any subsequent increase in Specified Amount, commissions will equal at most 50% of premiums paid on or after the increase up to a maximum amount. Thereafter, commissions will return to no more than the 3.8% level. Further, registered representatives may be eligible to receive certain bonuses and other benefits based on the amount of earned commissions.

In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by Company, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. The Company makes

                                      SAI-6
no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses.

MSC will receive 12b-1 fees from certain of the Funds as compensation for providing certain distribution and shareholder support services.

MSC may enter into selling agreements with other broker dealers that are members of the NASD and whose representatives are authorized by applicable law to sell variable life insurance policies. Commissions paid to these broker dealers for their representatives will not exceed the commissions described above. The selling agreement does not restrict these broker dealers from retaining a portion of commissions.

We intend to recapture commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy owners or the Variable Account.

MSC receives fees for the sale of the Policies. In 2000, 2001, and 2002 MSC received, in aggregate, fees of $19,810,966, $17,532,005, and $____________
respectively.

Distributor passes through commissions it receives and does not retain any override as distributor for the Policy. However, under the distribution agreement with MSC, we pay the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits or registered persons; advertising expenses; and all other expenses of distributing the Policy. We also pay for MSC's operating and other expenses.

MSC also acts as principal underwriter for other variable products and distributes non-proprietary variable products and mutual funds.

--------------------------------------------------------------------------------
                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

POLICIES ISSUED IN CONJUNCTION WITH EMPLOYEE BENEFIT PLANS

Policies may be acquired in conjunction with employee benefit plans ("EBS Policies"), including the funding of qualified pension plans meeting the requirements of Section 401 of the Code. For EBS Policies, the maximum mortality rates used to determine the monthly cost of insurance charge are based on the Commissioners' 1980 Standard Ordinary Mortality Tables NB and SB. Under these tables, mortality rates are the same for male and female insureds of a particular attained age and premium class. Illustrations reflecting the premiums and charges for EBS Policies will be provided upon request to purchasers of these Policies. There is no provision for misstatement of sex in the EBS Policies. Also, the rates used to determine the amount payable under a particular settlement option will be the same for male and female insureds.

LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from

                                      SAI-7
contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states which require "unisex" policies (currently Montana) and EBS Policies, are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

PURCHASE AND REDEMPTION OF PORTFOLIO SHARES

We will purchase shares of the portfolios at net asset value and direct them to the corresponding Subaccount. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay surrender/partial surrender proceeds or other purposes described in your Policy. In general, we will automatically reinvest all dividends and capital gains distributions received from a portfolio in shares of the distributing portfolio at net asset value on the date of distribution. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as additional units, but instead reflect them in Unit values. We may elect not to reinvest dividends and capital gains distributions.

POTENTIAL CONFLICTS OF INTEREST

Shares of Fund portfolios are not sold directly to the general public. They are offered to insurance company separate accounts to support variable annuity and variable life insurance contracts and to qualified plans. When shares are sold to both variable life and variable annuity separate accounts, this is called "mixed funding." When shares are sold to insurance companies that are not affiliated with each other, this is called "shared funding." Currently, we do not foresee any disadvantages to Owners due to mixed or shared funding. However, differences in tax treatment or other considerations may at some time create conflict of interests between owners of various contracts. The Company and the Boards of Directors of the Funds, and any other insurance companies that participate in the Funds are required to monitor events to identify material conflicts. If there is a conflict because of mixed or shared funding, a company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices. See the prospectuses for the Funds.

REPORTS TO OWNERS

We will send you a report at least annually showing the then current status of your Policy. It will set forth:

since the last report date:

     .    premiums received;

     .    expense charges (including transfer charges, if any);


                                      SAI-8

     .    cost of insurance and any riders;

     . interest earned on Fund Value in the Loan Account and in the Guaranteed Interest Account; and

     .    any partial surrenders (and their fees).

as of the current report date:

     .    Death Benefit;

     .    Specified Amount; and

     .    Outstanding Debt.

as of the current and prior report dates:

     .    Fund Value;

     .    Subaccount Unit values;

     .    Fund Value in the Guaranteed Interest Account; and

     .    any other information required by law.

We also will send you an annual and a semi-annual report for each Fund in which you are investing, as required by the 1940 Act.

RECORDS

We will maintain all records relating to the Variable Account and the Guaranteed Interest Account at our Administrative Office.

SERVICE AGREEMENT

[Description to be filed]

LEGAL MATTERS

Legal matters in connection with the Policy have been passed on by Arthur D. Woods, Vice President- Variable Products and Broker-Dealer Operations Counsel of the MONY Life Insurance Company of America. Robert Levy, Vice President - Chief Tax and Benefits Counsel of MONY Life Insurance Company of America has passed upon legal matters relating to the federal income tax laws.

EXPERTS

The Financial Statements have been included in this SAI, which is a part of the registration statement, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                      SAI-9

Actuarial matters included in the prospectus and/or SAI have been examined by Pamela Duffy, Vice President of MONY, as stated in her opinion filed as an exhibit to the Registration Statement.

FINANCIAL STATEMENTS

This SAI contains the audited statements of assets and liabilities of the Variable Account as of December 31, 2002 and the related statements of operations and statements of changes in net assets for each of the three years in the period then ended. The SAI also contains the financial statements of MONY Life Insurance Company of America. PricewaterhouseCoopers LLP, 1177 Avenue of the Americas, New York, New York, 10036, serves as independent accountants for the Variable Account and the Company.

                                     SAI-10

                         INDEX TO FINANCIAL STATEMENTS

[To be filed by Post-Effective Amendment]

                                     PART C

                                OTHER INFORMATION

Item 27. Exhibits

1.   Board of Directors Resolutions.

     a) Resolution of the Board of Directors of MONY Life Insurance Company of America authorizing establishment of MONY America Variable Account L
          (1)

2.   Custodian Agreements. Not applicable.

3.   Underwriting Contracts.

     a) Underwriting Agreement between MONY Life Insurance Company of America, MONY Series Fund, Inc., and MONY Securities Corporation (2)

     b) Proposed specimen agreement between MONY Securities Corporation and registered representatives (3)

     c)   Specimen commission schedule (Career Contract Schedule) (4)

4.   Contracts.

     a)   Specimen form of policy (4)

     b)   Form of Term Life Term Rider (9)

     c)   Form of Additional Term Life Insurance Rider (9)

     d)   Form of Enhanced Maturity Extension Rider (9)

     e)   Form of Maturity Extension Rider (9)

     f)   Form of Guaranteed Death Benefit to Age 100 Rider (9)

     g)   Form of Spouse's Yearly Renewable Term Rider (9)

     h)   Form of Accidental Death and Dismemberment Rider (9)

     i)   Form of Purchase Option Rider (9)

     j)   Form of Waiver of Monthly Deduction Rider (9)

     k)   Form of Waiver of Specified Premiums Rider (9)

     l)   Form of Accelerated Death Benefit Rider (9)

     m)   Form of Children's Term Life Insurance Rider (9)

5.   Applications.

     a) Specimen application form for Flexible Premium Variable Universal Life Insurance Policy (4)

6.   Depositor's Certificate of Incorporation and By-Laws.

     a) Articles of Incorporation and By-Laws of MONY Life Insurance Company of America (5)

7.   Reinsurance Contracts. (11)

8.   Participation Agreements.

     a) Participation Agreement among The Alger American Fund, MONY Life Insurance Company of America and Fred Alger & Company, Incorporated
          (7)

     b) Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company (6)

     c) Participation Agreement among INVESCO Variable Series Fund, Inc., MONY Life Insurance Company of America, INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. (7)

     d) Participation Agreement among Janus Aspen Series Fund, Inc. and MONY Life Insurance Company of America (7)

     e) Participation Agreement among Lord Abbett Series Fund, Inc., Lord Abbett Distributor LLC and MONY Life Insurance Company of America (7)

     f) Participation Agreement among MFS Variable Insurance Trust, MONY Life Insurance Company of America and Massachusetts Financial Services Co.
          (7)

     g) Participation Agreement among MONY Series Fund, Inc., MONY Life Insurance Company of America and MONY Life Insurance Company (11)

     h) Participation Agreement among PIMCO Variable Insurance Trust, MONY Life Insurance Company of America and PIMCO Funds Distributors LLC
          (7)

     i) Participation Agreement among Morgan Stanley Dean Witter Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management, Inc., Miller Anderson & Sherrerd LLP and MONY Life Insurance Company of America (7)

9.   Administrative Contracts.

     a) Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (8)

10.  Other Material Contracts. Powers of Attorney.

     a) Power of Attorney of Michael I. Roth, Director, Chairman of the Board and Chief Executive Officer (10)

     b) Power of Attorney of Samuel J. Foti, Director, President and Chief Operating Officer (10)

     c) Power of Attorney of Kenneth M. Levine, Director and Executive Vice President (10)

     d) Power of Attorney of Richard Daddario, Director, Vice President and Controller (10)

     e) Power of Attorney of Michael Slipowitz, Director, Vice President and Actuary (10)

     f)   Power of Attorney of Richard E. Connors, Director and Vice President
          (9)

     g)   Power of Attorney of Margaret G. Gale, Director and Vice President
          (10)

     h)   Power of Attorney of Steve G. Orluck, Director and Vice President (10)

     i)   Power of Attorney of Evelyn L. Peos, Director and Vice President (10)

11.  Legal Opinion.

     a)   Opinion and consent of Arthur D. Woods, Esq. (11)

12.  Actuarial Opinion.

     a)   Opinion and consent of Pamela Duffy (11)

13.  Calculations. (11)

14.  Other Opinions.

     a)   Consent of PricewaterhouseCoopers LLP (11)

     b)   Consent of Robert Levy (11)

15. Omitted Financial Statements. No financial statements are omitted from Item 24.

16.  Initial Capital Agreements. Not applicable.

17.  Redeemability Exemption. (11)

----------

(1) Incorporated herein by reference to the initial filing to the Form S-6 registration statement (File No. 2-95900) filed on February 21, 1985.

(2) Incorporated herein by reference to pre-effective amendment number 1 to the Form S-6 registration statement (File No. 033-82570) filed on January 6, 1995.

(3) Incorporated herein by reference to pre-effective amendment number 1 to the Form N-4 registration statement (File No. 033-37722) filed on December 17, 1990.

(4) Incorporated herein by reference to the pre-effective amendment number 1 to the Form S-6 registration statement (File No. 333-72596) filed on December 7, 2001.

(5) Incorporated herein by reference to the initial filing to the Form S-6 registration statement (File No. 033-13183) filed on April 6, 1987.

(6) Incorporated herein by reference to post-effective amendment number 7 to the Form N-4 registration statement (File No. 333-72259) filed on April 18, 2001.

(7) Incorporated herein by reference to post-effective amendment number 21 to the Form S-6 registration statement (File No. 333-06071) filed on May 31, 2002.

(8) Incorporated herein by reference to pre-effective amendment number 2 to the Form N-1A registration statement (File No. 2-95501) filed on July 19, 1985.

(9)  Filed herewith.

(10) Incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

(11) To be filed by post-effective amendment.

Item 28.   Directors and Officers of the Depositor

  Name and Principal Business Address*           Position and Offices with Depositor
  ------------------------------------           -----------------------------------
Michael I. Roth ..........................    Director, Chairman of the Board and Chief
                                              Executive Officer
Samuel J. Foti ...........................    Director, President and Chief Operating Officer
Kenneth M. Levine ........................    Director and Executive Vice President
Richard Daddario .........................    Director, Vice President and Controller
Michael Slipowitz ........................    Director, Vice President and Actuary
Margaret G. Gale .........................    Director and Vice President
Steven G. Orluck .........................    Director and Vice President
Evelyn L. Peos ...........................    Director and Vice President
Sam Chiodo. ..............................    Vice President - Corporate & Strategic Marketing
William D. Goodwin .......................    Vice President
Richard E. Connors .......................    Director and Vice President
David S. Waldman .........................    Secretary
David V. Weigel ..........................    Treasurer
-----------------------------------------------------------------------------------------------

* Principal business address is c/o MONY Life Insurance Company of America, 1740 Broadway, New York, New York, 10019.

Item 29. Persons Controlled by or Under Common Control With the Depositor or Registrant

     No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY Life Insurance Company ("MONY").

     The following is a table showing all corporations directly or indirectly controlled by or under common control with MONY Life Insurance Company of America, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship.

                                                              Percent Of Voting
                Name                     Jurisdiction          Securities Owned                  Principal Business
                ----                     ------------          ----------------                  ------------------
The MONY Group Inc.                        Delaware                                              Insurance Holding
                                                                                                 Company
MONY Life Insurance Company                New York       100% owned by MONY Group Inc.          Insurance
The Advest Group, Inc.                     Delaware       100% owned by MONY Group Inc.          Life Insurance
Lebenthal & Co., Inc. Municipal            New York       100% indirectly owned by MONY          Securities
    Securities                                            Group Inc.
MONY Life Insurance Company of              Arizona       100% indirectly owned by MONY          Life Insurance
    America                                               Group Inc.
Sagamore Financial Corporation               Ohio         100% indirectly owned by MONY          Insurance Holding
                                                          Group Inc.                             Company
Matrix Capital Markets Group, Inc.         Virginia       100% owned by MONY Group Inc.          Business Brokerage
PCP Benefit Plans, Ltd.                    New York       100% owned by MONY Group Inc.          Insurance
MONY Series Fund, Inc.                     Maryland       100% owned by MONY Group Inc.          Mutual Funds
Enterprise Accumulation Trust            Massachusetts    100% indirectly owned by MONY          Mutual Funds
                                                          Group Inc.
U.S. Financial Life Insurance               Ohio          100% indirectly owned by MONY          Insurance
Company                                                   Group Inc.

                                                              Percent Of Voting
                Name                     Jurisdiction          Securities Owned                  Principal Business
                ----                     ------------          ----------------                  ------------------
Financial Marketing Agency, Inc.             Ohio         99% indirectly owned by MONY           Insurance
                                                          Group Inc.                             Distribution
Matrix Private Equities, Inc.              Virginia       100% owned by MONY Group Inc.          Investments
MONY International Holdings, Inc.          Delaware       100% indirectly owned by MONY          Holding Company
                                                          Group Inc.
MONY Asset Management, Inc.                Delaware       100% indirectly owned by MONY          Investments
                                                          Group Inc.
MONY Capital Management, Inc.              Delaware       100% indirectly owned by MONY          Investments
                                                          Group Inc.
MONY Agricultural Investment               Delaware       100% indirectly owned by MONY          Agricultural
    Advisers, Inc.                                        Group Inc.                             Investment
MONY Realty Capital, Inc.                  Delaware       100% indirectly owned by MONY          Real Estate
                                                          Group Inc.
MONY Life Insurance Company             Cayman Islands    100% indirectly owned by MONY          Life Insurance
    of the Americas, Ltd                                  Group Inc.
MONY Bank & Trust Company of the        Cayman Islands    100% indirectly owned by MONY          Banking
    Americas, Ltd.                                        Group Inc.
MONY Consultoria e Corretagem de            Brazil        100% indirectly owned by MONY          Insurance
    Seguros Ltda.                                         Group Inc.
MONY International Life Insurance          Argentina      100% indirectly owned by MONY          Insurance
    Co. Seguros de Vida S.A.                              Group Inc.
MONY Securities Corporation                New York       100% indirectly owned by MONY          Broker-Dealer
                                                          Group Inc.
1740 Advisers, Inc.                        New York       100% indirectly owned by MONY          Investments
                                                          Group Inc.
MONY Assets Corp.                          New York       100% indirectly owned by MONY          Investments
                                                          Group Inc.
Enterprise Capital Management, Inc.         Georgia       100% indirectly owned by MONY          Mutual Fund
                                                          Group Inc.
MONY Realty Partners, Inc.                 Delaware       100% indirectly owned by MONY          Real Estate
                                                          Group Inc.
1740 Ventures, Inc.                        New York       100% indirectly owned by MONY          Investments
                                                          Group Inc.
MONY Brokerage, Inc.                       Delaware       100% indirectly owned by MONY          Insurance
                                                          Group Inc.                             Distributor
Trusted Investment Advisors Corp.          Minnesota      100% indirectly owned by MONY          Broker-Dealer
                                                          Group Inc.
Trusted Insurance Advisors General         Minnesota      100% indirectly owned by MONY          Insurance Agency
    Agency Corp.                                          Group Inc.
Trusted Securities Advisors Corp.          Minnesota      100% indirectly owned by MONY          Broker-Dealer
                                                          Group Inc.
MONY Benefits Management Corp.             Delaware       100% indirectly owned by MONY          Benefits Manager
                                                          Group Inc.
Enterprise Fund Distributors, Inc.         Delaware       100% indirectly owned by MONY          Mutual Fund
                                                          Group Inc.                             Distributors
Trusted Advisors Insurance Agency,       Massachusetts    100% indirectly owned by MONY          Insurance
    Inc.                                                  Group Inc.
MONY Benefits Service Corp.                Delaware       100% indirectly owned by MONY          Plan Administration
                                                          Group Inc.
MBI Insurance Agency of Alabama, Inc.       Alabama       100% indirectly owned by MONY          Insurance
                                                          Group Inc.                             Distribution
MBI Insurance Agency of Ohio, Inc.           Ohio         100% indirectly owned by MONY          Insurance
                                                          Group Inc.                             Distribution

                                                              Percent Of Voting
                Name                     Jurisdiction          Securities Owned                  Principal Business
                ----                     ------------          ----------------                  ------------------
MBI Insurance Agency of                  Massachusetts    100% indirectly owned by MONY          Insurance
    Massachusetts, Inc                                    Group Inc.                             Distribution
MBI Insurance Agency of Texas, Inc.          Texas        100% indirectly owned by MONY          Insurance
                                                          Group Inc.                             Distribution
MBI Insurance Agency of New Mexico,       New Mexico      100% indirectly owned by MONY          Insurance
    Inc.                                                  Group Inc.                             Distribution
MBI Insurance Agency of Washington,       Washington      100% indirectly owned by MONY          Insurance
    Inc.                                                  Group Inc.                             Distribution

Item 30. Indemnification

Article VI of MONY Life Insurance Company of America's By-Laws provides, in part:

     SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

     SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

     (a) Other Activity. MONY Securities Corporation ("MSC") is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, as amended. MSC also acts as [position] for [name of each investment company for which MSC also acts as a principal underwriter, depositor, sponsor, or investment adviser].

     (b) Management. The following information is furnished with respect to the officers and directors of MSC:

------------------------- ---------------------------------------------------------------- -------------------------
   Name and Principal                          Positions and Offices                        Positions and Offices
   Business Address*                                 with MSC                                   with Depositor
------------------------- ---------------------------------------------------------------- -------------------------
Steven G. Orluck          Director and Chairman of the Board                               Vice President
------------------------- ---------------------------------------------------------------- -------------------------
Phillip P. D'Ambrisi      Director, President and Chief Executive Officer                  n/a
------------------------- ---------------------------------------------------------------- -------------------------
Charles P. Leone          Director, Senior Vice President and Chief Compliance Officer     n/a
------------------------- ---------------------------------------------------------------- -------------------------

------------------------- ---------------------------------------------------------------- -------------------------
John M. Purcell           Senior Vice President - Marketing                                n/a
------------------------- ---------------------------------------------------------------- -------------------------
Tara Eirich               Senior Vice President - Operations                               n/a
------------------------- ---------------------------------------------------------------- -------------------------
John C. Norton            Senior Vice President - Compliance                               n/a
------------------------- ---------------------------------------------------------------- -------------------------
Timothy Looney            Senior Vice President - Financial Principal                      n/a
------------------------- ---------------------------------------------------------------- -------------------------
Chris Adirente            Vice President - Marketing                                       n/a
------------------------- ---------------------------------------------------------------- -------------------------
Maria Dunn                Vice President - Operations                                      n/a
------------------------- ---------------------------------------------------------------- -------------------------
James Gould               Vice President                                                   n/a
------------------------- ---------------------------------------------------------------- -------------------------
Jeff Harrison             Vice President - Financial Planning                              n/a
------------------------- ---------------------------------------------------------------- -------------------------
Robert L. Sansone         Vice President                                                   n/a
------------------------- ---------------------------------------------------------------- -------------------------
Steve Saperstein          Vice President - Marketing                                       n/a
------------------------- ---------------------------------------------------------------- -------------------------
Tamara L. Bronson         Treasurer                                                        Assistant Vice President
------------------------- ---------------------------------------------------------------- -------------------------
Arthur D. Woods           Secretary                                                        n/a

--------------
* Principal business address is c/o MONY Life Insurance Company of America, 1740 Broadway, New York, New York 10019.

     (c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

          (1)                    (2)                     (3)                (4)             (5)
        Name of            Net Underwriting
       Principal             Discounts and          Compensation on       Brokerage
      Underwriter             Commissions              Redemption        Commissions     Compensation
      -----------             -----------              ----------        -----------     ------------
         MSC               [To be filed by post-effective amendment]

Item 32. Location of Accounts and Records

     All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained by MONY Life Insurance Company of America, 1740 Broadway, New York, New York 10019 or at its Operations Center at 1 MONY Plaza, Syracuse, New York 13221.

Item 33. Management Services

     All management contracts are discussed in Part A or Part B.

Item 34. Fee Representation

     MONY Life Insurance Company of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company of America.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, MONY America Variable Account L and MONY Life Insurance Company of America have duly caused this Post-Effective Amendment No. 3 to this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 27th day of February, 2003.

                                                 MONY AMERICA VARIABLE
                                                 ACCOUNT L (REGISTRANT)

                                      By:
                                          --------------------------------------
                                           Michael I. Roth
                                           Director, Chairman of the Board and
                                           Chief Executive Officer of MONY Life
                                           Insurance Company of America

                                      By:         MONY LIFE INSURANCE
                                               COMPANY OF AMERICA (DEPOSITOR)

                                      By:
                                          --------------------------------------
                                           Michael I. Roth
                                           Director, Chairman of the Board and
                                           Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 27th, 2003.

            Signatures                                     Title

                 *                        Director, Chairman of the Board and
-----------------------------------               Chief Executive Officer
          MICHAEL I. ROTH                      (Principal Executive Officer)

                 *                               Director, President, and
-----------------------------------              Chief Operating Officer
          SAMUEL J. FOTI

                 *                         Director and Executive Vice President
-----------------------------------
         KENNETH M. LEVINE

                 *                       Director, Vice President and Controller
-----------------------------------
         RICHARD DADDARIO

                 *                             Director, Vice President and
-----------------------------------                      Actuary
         MICHAEL SLIPOWITZ

                 *                              Director and Vice President
-----------------------------------
         MARGARET G. GALE

                 *                              Director and Vice President
-----------------------------------
         STEVEN G. ORLUCK

                 *                              Director and Vice President
-----------------------------------
          EVELYN L. PEOS

                 *                              Director and Vice President
-----------------------------------
        RICHARD E. CONNORS

/s/      David S. Waldman                              Secretary
-----------------------------------
         DAVID S. WALDMAN

*By: /s/ David S. Waldman
-----------------------------------
         DAVID S. WALDMAN
         Attorney-in-Fact
   Pursuant to Power of Attorney

                                  EXHIBIT INDEX

Exhibits
--------

4.b)  Form of Term Life Term Rider
4.c)  Form of Additional Term Life Insurance Rider
4.d)  Form of Enhanced Maturity Extension Rider
4.e)  Form of Maturity Extension Rider
4.f)  Form of Guaranteed Death Benefit to Age 100 Rider
4.g)  Form of Spouse's Yearly Renewable Term Rider
4.h)  Form of Accidental Death and Dismemberment Rider
4.i)  Form of Purchase Option Rider
4.j)  Form of Waiver of Monthly Deduction Rider
4.k)  Form of Waiver of Specified Premiums Rider
4.l)  Form of Accelerated Death Benefit Rider
4.m)  Form of Children's Term Life Insurance Rider
10.f) Power of Attorney of Richard E. Connors, Director and Vice President